

Hasbro, Let Wizards Go.

The Alta Fox Path to 100%+ Upside

#FreeTheWizards

2/17/22

FreeTheWizards.com

Disclaimer

- Alta Fox Capital Management, LLC ("Alta Fox") ("AFC") is an investment adviser to funds ("Funds") in the business of buying and selling securities and other financial instruments.

- **Confidentiality; Not To Be Disseminated** – The information set forth in this presentation is being furnished on a confidential basis to the recipient and does not constitute an offer, solicitation, or recommendation to sell or to buy any securities, investment products, or investment advisory services. Such an offer may only be made to qualified investors by means of a delivery of a confidential private placement memorandum or other similar materials that contain a description of material terms relating to such investment. The information published and the opinions expressed herein are provided for informational purposes only. This presentation may not be reproduced, distributed, or used for any other purpose. Reproduction and distribution of this presentation may constitute a violation of federal or state securities laws.

- One or more Funds currently has a long position in Hasbro, Inc. ("Hasbro") ("HAS") common stock.

- One or more Funds will profit if the trading price of HAS common stock increases and will lose money if the trading price of common stock of HAS declines.

- Alta Fox may change its views about HAS or its investment positions in HAS at any time, for any reason or no reason. On behalf of the Funds, Alta Fox will buy, sell, or otherwise change the form or substance of its HAS investment which means it could, on behalf of the Funds, sell shares of HAS common stock immediately after this publication. Alta Fox does not have an obligation to notify the market of any such changes and it will not do so.

- The information and opinions expressed in this Presentation (the "Presentation") are based on publicly available information about HAS. Alta Fox recognizes that Hasbro management may be in possession of non-public information or other information that could lead Hasbro or others to disagree with Alta Fox's analyses, conclusions, and opinions.

- The Presentation includes forward-looking statements, estimates, projections, and opinions on HAS, as well as more general conclusions about HAS's anticipated operating performance. Such statements, estimates, projections, opinions, and conclusions may prove to be substantially inaccurate and are inherently subject to significant risks and uncertainties beyond Alta Fox's control.

- Although Alta Fox believes the Presentation is substantially accurate in all material respects, Alta Fox makes no representation or warranty, express or implied, as to the accuracy or completeness of the Presentation or any other written or oral communication it makes with respect to Hasbro, and Alta Fox expressly disclaims any liability relating to the Presentation or such communications (or any inaccuracies or omissions therein). Thus, shareholders and others should conduct their own independent investigation and analysis of the Presentation and of Hasbro and other companies mentioned.

- The Presentation is not investment advice or a recommendation or solicitation to buy or sell any securities. Except where otherwise indicated, the Presentation speaks as of the date hereof. Alta Fox undertakes no obligation to correct, update, or revise the Presentation or to otherwise provide any additional materials. Alta Fox also undertakes no commitment to take or refrain from taking any action with respect to Hasbro or any other company.

- ©2022 Alta Fox Capital Management, LLC. All rights reserved. This material may not be reproduced, displayed, modified or distributed without the express prior written permission of the copyright holder.

Alta Fox Capital Management, LLC | Background

Alta Fox Capital Management, LLC is a Fort Worth, TX-based boutique investment manager founded by Connor Haley in April of 2018.

Connor Haley | Managing Partner, Portfolio Manager

Connor Haley founded Alta Fox Capital Management, LLC in 2018 and is responsible for managing all aspects of the firm's investment process and strategies. He has a passion for investing in misunderstood and under-the-radar equities. Before founding Alta Fox, Connor was an Analyst at Scopia Capital Management LP in New York. Connor has been a long-time member of the ValueInvestorsClub.com and was an active investor in college, winning numerous collegiate investing competitions. Shortly after founding Alta Fox, Connor won the 2018 Texas Hedge Fund Conference Emerging Manager Pitch Competition (*JYNT*). In March 2021, Connor accepted an invitation to join the Mamamancini's Holdings' (MMMB) Board of Directors. Connor received an A.B. in Government from Harvard College (*magna cum laude*).

On several occasions, Alta Fox has assumed the role of activist investor and defended the interests of all stakeholders. Alta Fox always prefers collaborative interaction with management teams and Boards, but, when necessary, we will do what it takes to ensure fairness for our LPs and all shareholders. Since the firm's inception, we have produced exceptional outcomes through this approach.

- Collectors Universe (CLCT) had its most exceptional period of shareholder returns after Alta Fox reported an activist stake and nominated an alternative slate of directors. The stock returned 240% from Alta Fox's first involvement on June 18, 2020, to the final sale of the company at $92.00/share (cash offer) on February 5, 2021.

- Enlabs (NLAB) saw its stock price more than double less than a year after Alta Fox's initial research report highlighted >100% upside for investors. When Entain (ENT) offered to buy the business on January 7, 2021 for a 1.1% premium to the pre-offer trading price, Alta Fox publicly opposed the deal with support from several other significant shareholders. Ultimately, Alta Fox was able to help secure a final offer from Entain for all minority shareholders that was 32% higher than its original offer. The stock returned 132% from Alta Fox's first involvement on July 29, 2020, to the final sale of the company at SEK 53/share (cash offer) on April 23, 2021.

Please visit www.AltaFoxCapital.com for substantial and detailed sample research and all historical quarterly performance letters.

Hasbro, Inc. (HAS) | Business Overview

We believe that Hasbro is essentially a holding company that supports three <u>distinct</u> underlying business lines:



- **Hasbro's legacy Consumer Products division**
  - Produced its first toy in 1942
  - Key *owned* franchise intellectual property ("IP") include: My Little Pony, Transformers, Nerf, Power Rangers, Peppa Pig, PJ Masks
  - Iconic *owned games*: Monopoly, Clue, Taboo, Battleship, Life, Candy Land, Connect Four, Twister, Sorry!, Hungry Hungry Hippos, Operation



- **Wizards of the Coast ("WOTC")[1]**
  - Acquired by Hasbro in 1999 for ~$400M[2]
  - Magic: The Gathering ("MTG") – industry leading trading card game **founded in 1993**
  - Dungeons & Dragons ("D&D") – industry leading fantasy role playing game **founded in 1974**

- **Entertainment**
  - Entertainment One ("eOne") was acquired by Hasbro in 2019 for $4.6B
  - Note that eOne's pre-acquisition consumer products licensing revenue was consolidated into Hasbro's Consumer Products division
  - TV and film production & distribution



Hasbro FY21 EBITDA Mix[2]



43%, Consumer
12%, Entertainment
46%, WOTC

Source: public filings.
1. Use of WOTC's old logo is intentional
2. FY2021 EBITDA representation exceeds 100% due to exclusion of corporate overhead

Executive Summary (1/3)

We believe HAS can trade to >$200/share by 2024 (base case), representing >100% upside from the current price.

1) In our view, Hasbro's stock trades like a slow-growth consumer toy business, but the majority of its value is in a poorly disclosed segment, WOTC, which in FY21 grew revenue 42% with 47% EBITDA margins.
   - In our view, this is an incredible and misunderstood asset with a long growth runway that is worthy of a premium valuation multiple.

2) WOTC has not been given the respect it deserves from investors primarily due to a systematic lack of disclosure.
   - Despite growing organically from ~20% of Hasbro's EBITDA in 2016 to ~50% in 2021, Hasbro only started reporting revenue and EBITDA for this segment in February 2021 and continues to refuse to publish important KPI's. Moreover, we believe Hasbro has shackled WOTC by running the segment as a cash cow, limiting its internal reinvestment opportunities and diverting its cash flow to invest in margin-dilutive Hasbro-related business lines.

3) The RemainCo (Consumer & Entertainment divisions) focused "Brand Blueprint" strategy has failed to create value for shareholders. It seems to have served as little more than a cover for "empire-building" without financial discipline, yet Hasbro's out-of-touch Board of Directors (the "Board") continues to double down on the strategy despite its poor performance.
   - Hasbro's Board is almost exclusively composed of toy and media executives, even though over half of the company's value is now derived from WOTC.
   - Board members have presided over a long period of underperformance and questionable capital allocation decisions.

4) **Alta Fox believes Hasbro should immediately pursue a tax-free spin-off of WOTC which will maximize shareholder value, lead to improvements in capital allocation at both WOTC and the remaining company, and result in 100%+ upside over the next three years.**
   - Extensive conversations with ex-employees, gaming experts, and the broader WOTC community has made clear that there are no material synergies between WOTC and Hasbro that justify shackling this gem asset within the larger conglomerate.

Executive Summary (2/3)

- Based on its current stock price[1] and Alta Fox's conservative fair value estimate of the Consumer & Entertainment divisions ("RemainCo"), **investors are only paying 11.8x FY23 EBITDA to own WOTC.**

- Alta Fox believes that if WOTC were to receive appropriate disclosure and investor attention (achievable through a tax-free spin-off), the asset would trade at 20x+ next twelve-month ("NTM") EBITDA given its strong network effects, pricing power, and long growth runway.

- **We expect a spin-off of WOTC would lead to >100% upside for Hasbro shareholders over the next few years.**

- **Hasbro's most valuable segment, WOTC, increased from ~25% of EBITDA to ~50% of EBITDA over the last two years, yet Hasbro's stock price and <u>average forward multiple</u> are flat to down over that time period.**

- **We believe this has created an excellent buying opportunity for investors.**



WOTC EBITDA (as % of HAS Total)

	RemainCo	Wizards of the Coast
2019-2021 Rev CAGR	-0.4%[2]	30.0%
2021 EBITDA Margin	14.2%	47.1%
AFC conservative est 2021-2024 Rev CAGR	3.4%	12.8%
AFC FY23 Base Case EBITDA Multiple	10.0x	23.0x
Current Hasbro Stock Price[1]	$97.04	
Market Implied WOTC Multiple		11.8x

Source: Alta Fox, Bloomberg, public filings.
1. Closing Hasbro stock price February 16, 2022: $97.04
2. RemainCo's -0.4% revenue compound annual growth rate ("CAGR") is primarily attributable to the covid-induced lack of content development for Hasbro owned & partner brands as well as 3P Entertainment projects, in addition to inventory management challenges in light of the global supply chain crisis. Over the long-term we expect this segment to grow at a low-single to mid-single-digit revenue CAGR.



Hasbro: NTM EV/EBITDA

Executive Summary (3/3)

It appears that the market still perceives and values Hasbro as a slow growth toy company, yet its consumer (toy) business accounts for only 22% of Alta Fox's estimate of intrinsic value.

Our view is that Hasbro is now a "Wizards of the Coast" business that also happens to make toys.

It is clear to us from the -7.4% two-day fall in Hasbro's stock following its announcement of its loss of the Disney Princess/Frozen toy production rights *(contracts that represented well under <1% of Hasbro's intrinsic value)* that **most investors are completely unaware that the vast majority of Hasbro's fundamental value and earnings power rests in its high-quality WOTC segment**.

% of Alta Fox FY24 Price Target[1]



Consumer 22%

WOTC 71%

Entertainment 7%

Source: Alta Fox, Bloomberg.
1. Alta Fox FY24 price target is pro rata adjusted for net debt
2. https://www.bizjournals.com/rhodeisland/news/2022/01/26/hasbro-loses-disney-princesses-to-mattel.html

ALTA FOX
CAPITAL

Flaws in the Company Narrative

- Hasbro touts the narrative that it is reinvesting in Magic: The Gathering ("MTG") / Dungeons & Dragons ("D&D", and collectively, "core WOTC IP") by producing entertainment content for core WOTC IP. This seems to be part of Hasbro's failed "Brand Blueprint" strategy that it has executed over the last 5+ years while meaningfully underperforming the market.
- We believe the company's "Brand Blueprint" strategy is little more than a generous term for "empire-building" without financial discipline, and that **significant change in strategic direction is needed.**
  - The expensive and speculative eOne acquisition for $4.6B in 2019[1] was not required to make a MTG TV show or D&D movie and saddled the company with billions in debt, which years later it is still working to repay – this is reinvestment capital that could have gone into further developing core WOTC IP.
  - **In our view, this deal is emblematic of how Hasbro's Board runs core WOTC franchises as cash cows to finance speculative, low ROI investments under the pretense of its "Brand Blueprint" strategy.**
- To quote a former 16-year senior WOTC employee:

  "Synergies have been in one direction. Wizards of the Coast has given a ton to Hasbro in financial resources, while Hasbro has not given much back. Perpetually pushing Wizards of the Coast's brands behind Hasbro's brands has held WOTC's development back by 10 years."

---

1. The eOne purchase price represented ~1/3 of Hasbro's enterprise value ("EV") at the time of the acquisition. Hasbro's stock price dropped 9% on the day following the eOne acquisition announcement (8/23/19) and today remains below its stock price just prior to the acquisition announcement.

Results of the "Brand Blueprint" Strategy

Hasbro Total Shareholder Return Analysis					
	5-year TSR	**4-year TSR**	**3-year TSR**	**2-year TSR**	**1-year TSR**
Hasbro Annualized Return	2.7%	2.4%	7.0%	2.8%	11.6%
S&P 500 Index Annualized Return	15.8%	15.1%	19.2%	16.8%	15.4%
Underperformance	**-94.6%**	**-65.7%**	**-47.1%**	**-31.0%**	**-3.8%**
Hasbro Annualized Return	2.7%	2.4%	7.0%	2.8%	11.6%
Russell 1000 Consumer Discretionary Index Annualized Return	18.2%	16.8%	21.1%	19.9%	1.9%
Underperformance	**-116.8%**	**-88.2%**	**-69.4%**	**-49.3%**	**9.8%**

Source: Bloomberg. HAS and S&P 500 returns assume dividends are reinvested. Data through 2/16/22.

Thesis | Overview

Alta Fox believes Hasbro should immediately pursue a tax-free spin-off of WOTC which will maximize shareholder value, lead to improvements in capital allocation at both WOTC and the remaining company and will result in 100%+ upside over the next three years.

Alta Fox believes:

1. WOTC is an exceptionally high-quality business with strong network effects, pricing power, and a long growth runway.
2. WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging. This has made it difficult for both buy side and sell-side analysts to fully appreciate WOTC's business quality and intrinsic value.
3. WOTC's core franchises have been run as cash cows despite them being Hasbro's primary growth verticals. This is reflected in a Board that continues to make questionable capital allocation decisions and is poorly suited to running WOTC.
4. As a standalone entity, WOTC's long-term revenue growth and margin profile would markedly improve, and the market could appropriately value the asset unlocking meaningful value for HAS shareholders.
5. The Consumer & Entertainment RemainCo features strong IP with strong creative talent and should thrive in an environment that dictates a more stringent focus on ROIC.

1

We believe WOTC is an exceptionally high-quality
business with strong network effects,
pricing power, and a long growth runway

Wizards of the Coast | Overview (1/2)

1 We believe WOTC is an exceptionally high-quality business with strong network effects, pricing power, and a long growth runway.

- **Magic: The Gathering ("MTG") and Dungeons & Dragons ("D&D") make up the vast majority of WOTC sales (Alta Fox estimates ~90%)**

- **MTG and D&D are best-in-class strategy & roleplaying games, respectively, with cult followings and secularly growing fan bases.** While the games originated in tabletop settings, both have migrated to omnichannel approaches with ways to play online and offline.

- *Given MTG is the majority of WOTC revenues, it will be the focus of our presentation. While we spend less time on the rest of the business, we believe it is growing similarly and is also high quality.*

% of WOTC 2021 Revenue AFC Est



- MTG - D&D ■ Licensed Digital Gaming

Hasbro has not officially broken out WOTC's revenue mix. This is another example of poor disclosure from the Board related to a key business segment. Note that Duel Masters and other small IP are not explicitly broken out as we estimate them to be insignificant portions of revenue.

Magic: The Gathering – founded in 1993

Global trading card game ("TCG"). Think chess, but with hundreds to thousands of pieces each player can customize his/her own boards with. WOTC constantly creates new MTG cards and has various game modes that only feature certain types of cards (i.e. Limited, Standard, Modern, Legacy, Vintage, Commander).



Dungeons & Dragons – founded in 1974

Global roleplaying game ("RPG"). The predecessor to successful RPG video games like World of Warcraft or Skyrim, D&D is a collaborative story-telling game. Each player adopts his/her own character with unique attributes/skills that help determine the group's successes/failures as the story unfolds. WOTC is constantly creating new worlds, challenges and adventures for players which are released through new editions of D&D "rulebooks".



Licensed Digital Gaming

Third party game developers often partner with Hasbro to make games based on Hasbro's IP. Hasbro often earns a royalty on aftermarket sales of these video games (revenues booked in the WOTC licensed digital gaming segment).

  

Wizards of the Coast | Overview (2/2)

- **MTG and D&D are evergreen high margin cash flow machines with nearly 30 & 50 year histories, respectively**, as variable cost of goods sold ("COGS") for both physical products are essentially printing and distribution (while variable COGS are essentially zero for online sales). As the quality and consistency of new releases has improved for both MTG and D&D, so have player followings and revenues.

MTG Monetization	D&D Monetization
MTG Monetization Driven By: • Consistent releases of new paper and online randomized trading card "booster packs/boxes" and a handful of other products. Product is distributed through: • A global network of 8,000 hobby shops.[1] • Global big box retail locations • Owned and 3P online platforms. Players use the cards they open from packs to build their own unique and custom decks to play against each other.	**D&D Monetizes its Customer Base Primarily By:** • Releasing new books that feature new characters, scenarios, and storylines allowing players to consistently experience new role-playing settings and objectives. Products are sold through a similar distribution network to MTG including owned and 3P online channels. D&D also earns a significant amount of licensing income from branding, video games, and partner websites that help take the game online.



Hasbro Reported WOTC Revenue and EBITDA

Source: Alta Fox, public filings.
1. Jefferies Virtual Global Interactive Entertainment Conference Call – Hasbro – November 11, 2021
Note: D&D as featured on Netflix Stranger Things: https://www.youtube.com/watch?v=A4fwA4-yNkk

ALTA FOX
CAPITAL

14

WOTC | MTG - Financial Profile (1/2)

1 We believe WOTC is an exceptionally high-quality business with strong network effects, pricing power, and a long growth runway.

- **Hasbro bought WOTC in 1999. For over 20 years, HAS refused to publicly disclose WOTC revenue or EBITDA. This finally changed in 2021.**
- **The Board's two decade-long decision to not disclose more details about WOTC, despite its significant growth and earnings contribution, is, in our view, a prime example of Hasbro's extremely poor investor transparency.**
- When Hasbro finally disclosed WOTC's segment profitability at its 2021 investor day, WOTC emerged as an astounding 42% of Hasbro 2020 EBITDA.
- Prior to the Feb 2021 release, the Company only provided occasional commentary about the growth rate of MTG.
- Alta Fox reconciled Hasbro's historical comments to piece together what we believe MTG's growth history has been over the last decade.
- **The net result implies that MTG is on track to do almost $1B in revenues in 2021.**

Select Hasbro MTG commentary from conference calls:[1]



Year	Commentary
2011	Hasbro stated that MTG was doing >$200M a year in sales
2012	35% Growth
2013	23% Growth
2014	"Grew" AF Estimates mid-single-digit
2015	"Grew" AF Estimates low-single-digit
2016	"Grew" AF Estimates ~0%[1]
2017	"Slight Decline" AF Estimates down low-single-digit[1]
2018	"Grew" AF Estimates low-teens
2019	>30% Growth
2020	23% growth disclosed in investor presentation
2021	"Grew" AF Estimates 43%

Note that Hasbro did not give the same level of disclosure for the D&D IP in historical conference calls

1. Annual conference calls & Chris Cocks' commentary at 2021 Jefferies Conference

WOTC | MTG - Financial Profile (2/2)

- Chris Cocks, President of WOTC, recently disclosed in November 2021 at a Jefferies conference that WOTC has seen revenues grow at a CAGR of 13% over the last 10 years.

- This is consistent with Alta Fox's analysis of Hasbro's sparse disclosures which yields a ~15% 10-year MTG CAGR.

- **AFC believes WOTC should** *at least* **be able to maintain its 13% 10-year revenue CAGR over the next few years** (AFC base case assumption) **if not continue to sustain its 3-year revenue CAGR of ~30%** (AFC bull case assumption)

- It is useful to analyze MTG's historical revenue in 3 distinct phases of growth:

  o Phase 1 (2011-2013): WOTC had primitive[1] digital offerings with no significant digital competition.

  o Phase 2 (2014-2017): Activision ("ATVI") launched Hearthstone in 2014, a more casual digital-only card game. WOTC had no competitive offering but began developing Magic: Arena ("Arena"), a true to tabletop digital version of MTG, in response.

  o Phase 3 (2018-2021): Arena beta launched in September 2018, fully launched in 2019, and mobile launched in 2021. While it took many years to build, the result is impressive.



Alta Fox Est MTG Revenue Growth Over Time

Alta Fox Magic: The Gathering Revenue Estimates Based on Hasbro Conference Call Commentary	Phase 1: Limited digital strategy			Phase 2: Digital strategy incubation phase				Phase 3: Launch and harvest of digital channel			
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Magic: The Gathering Revenue Disclosed by HAS	>200M										
Alta Fox Magic: The Gathering Revenue Estimate	205	277	347	354	368	368	357	404	545	670	959
y/y %	29%	35%	23%	2%	2%	4%	-3%	13%	35%	23%	43%
10-yr CAGR										15%	17%
10-yr CAGR - WOTC Chris Cocks (Source: Jefferies Nov 2021 Conference)										13%	
Hasbro Magic: The Gathering y/y commentary	>25%	>30%	23%	Grew	Grew	Grew	Slightly Down	Grew	>30%	Grew	Grew

Source: Alta Fox, public filings.
1. Magic: Online and Duels of the Planeswalkers

WOTC | MTG - Introduction to Arena

1 We believe WOTC is an exceptionally high-quality business with strong network effects, pricing power, and a long growth runway.

Arena has laid the foundation for the next decade of MTG growth, with record active player counts and revenues still to come.

Arena is a true digital replication of the paper-based MTG game and has been well received by MTG players globally. The platform started development in 2014, launched in beta on desktop in 2018, full desktop in 2019, and mobile in 2021. Arena is free to play but has high levels of player monetization and engagement.

We believe Arena is incredibly important to understand in valuing and forecasting WOTC's financials for the following reasons:

- **Dramatically increases the Total Addressable Market ("TAM") of MTG by reducing the previously significant barriers to learning the game and catering to a new digital audience**
  - Historically, the only option to learn MTG was from a friend or family member – now one can learn from an immerse digital tutorial in the comfort of one's home.
- **Expands the number of hours a gamer can play improving player monetization**
  - Historically, the only way to play MTG was with friends/family or at local game stores at specific hours of the week. Now players can have a high-quality MTG experience anytime, anywhere improving player monetization and engagement.
- **Increases stickiness thus improving player retention**
  - In-game currency and reward system keeps players engaged and motivated.
  - Players play for 9 hours a week on average[1] which has been consistent since the launch of Arena in 2019.


MTG In-Person:
Paper Game


MTG Arena:
Digital Game

1. Referenced in several recent Hasbro earnings & conference calls

https://www.youtube.com/watch?v=gMQZGJZX9Mo

WOTC | MTG - In the Context of Sports Cards

1 We believe WOTC is an exceptionally high-quality business with strong network effects, pricing power, and a long growth runway.

For those less familiar with MTG, a useful comparison is the following:
MTG's core business model is a much higher quality version of the business models of major sports card manufacturers such as The Topps Company ("Topps") and Panini Group ("Panini").

WOTC vs Sports Card Manufacturers	
Shared Characteristics	WOTC's Superior Characteristics
Value is placed on the cards in the secondary market – Both can print cards for fractions of a penny that could later be worth $1000s in the secondary market.	**WOTC owns the MTG IP** and does not have to pay a steep and increasing royalty fee to any 3rd parties. This gives MTG much more compelling unit economics than Sports Card peers.
Opening packs is akin to "mini slot machines"- Both sell randomized "packs" of cards, adding a thrill to opening packs as what is inside the pack could be worth many multiples of the pack itself.	**WOTC has no risk of "losing its license" for card production** – *this risk manifested for both Topps and Panini in 2021, when it was announced that both were losing their exclusive trading card licenses with major sports leagues*[1,2].
Distribution – Both sell through a network of hobby shop and big box retail locations, as well as online.	**Demand for MTG centers around demand to play the game, creating an undercurrent of reasonably inelastic demand not found in Sports Cards -** players *need high-quality* cards and often *the newest cards* to play competitively. This creates much stronger and more consistent consumer demand in both the MTG primary and secondary market.
	MTG Arena takes WOTC's growth vector above and beyond Sports Cards - Arena offers WOTC a D2C touch point with customers and an enhanced MTG gaming experience.


PSA
1993 MAGIC – GATHERING
BLACK LOTUS
ALPHA
GEM MT 10
50092247
Black Lotus
Adds 3 mana of any single color of your choice to your mana pool, then is discarded. Tapping this artifact can be played as an
PWCC Leading the trading card marketplace

This card sold for $511,100 on eBay in January 2021, making it the most valuable MTG card ever printed.

1. https://www.nytimes.com/2021/08/20/business/topps-baseball-cards-ipo.html
2. https://clutchpoints.com/panini-ousted-fanatics-swoops-in-groundbreaking-nba-card-deal/

WOTC | MTG – Network Effects (1/2)

1 We believe WOTC is an exceptionally high-quality business with strong network effects, pricing power, and a long growth runway.

- **Today, over 50M people have played MTG** despite the game only growing through word of mouth and limited marketing (no TV show or previous successful video game franchise).[1]
- Hasbro has sporadically given key performance indicator ("KPI") data surrounding MTG on its conference calls over the last few years that speak to its network effects and strong player **engagement** and **retention** metrics:
  - In 2019, Hasbro's CEO stated there were **10M active players.**
  - In 2019, Chris Cocks, president of WOTC and incoming CEO of Hasbro, stated that the average MTG player engages with the game for 8 years before life takes them away from the hobby for a period of time (new job, kids, etc.). Nine out of ten times, they are just taking a break from the game and eventually return.
  - Shortly after the 2018 launch of Arena, **the average player was playing Arena eight hours a week. That play time increased to nine hours a week in 2019 and has stayed at that level through Q3 2021.**[2]



Magic: The Gathering
Card game
+ Compare
Worldwide
2008 - present
All categories
YouTube Search
Interest over time
100
75
50
25
Note
Jan 1, 2008
Apr 1, 2012
Jul 1, 2016
Oct 1, 2020

1. https://www.enadglobal7.com/press/BD7BB0442252D02E/
2. Source: 9.22.21 Hasbro Goldman Sachs fireside chat transcript

ALTA FOX CAPITAL

19

WOTC | MTG – Network Effects (2/2)

1 We believe WOTC is an exceptionally high-quality business with strong network effects, pricing power, and a long growth runway.

- **In our view, MTG's network effects have never been stronger (supported by the rise of the internet, proliferation of content creation, and the launch of Arena).**
  - Tools like Reddit and Facebook groups have allowed for more player engagement and interaction making it easier for players to connect.
  - Consumer content creation centered around MTG has never been more vibrant:
    - Recorded Arena gameplay on YouTube/Twitch
    - Deck building advice & strategies posted on numerous websites/forums[1]
    - Trading/investing advice and tools for the MTG secondary market hosted on various MTG dedicated websites[2]
  - **Arena has dramatically improved MTG's network effects by breaking down the game's barriers to entry.**

- As offerings on Arena continue to expand (i.e. rollout of new MTG formats such as pioneer and commander), more MTG players will become attracted to the platform. More players should improve matchmaking times, which in turn should improve engagement, ultimately further increasing Arena's network effects.



Magic: The Gathering
Reddit Followers Over Time[3]
600,000
500,000
400,000
300,000
200,000
100,000
0
2/1/2013
2/1/2015
2/1/2017
2/1/2019
2/1/2021
Magic: The Redditing
Magic The Gathering: Arena

1. Source: https://aetherhub.com/ | https://tappedout.net/
2. Source: https://www.echomtg.com | https://www.quietspeculation.com/
3. Source: https://www.reddit.com/r/magicTCG/ | https://www.reddit.com/r/MagicArena/

WOTC | MTG – Pricing Power

1 We believe WOTC is an exceptionally high-quality business with strong network effects, pricing power, and a long growth runway.

- **We believe MTG is its own pseudo-monopoly market and has no direct competition.**
- Strong inelastic customer demand is present with every new set that is released.
- **We believe this results in phenomenal pricing power for WOTC. WOTC's average revenue per "booster pack" has increased 50% in the last 5 years (from $3.99 to ~$6.00).**[1] Yet rather than raising prices on its flagship booster packs which have remained ~flat since 2006,[2] WOTC has instead offered more ancillary products such as "Collector Boosters", which feature ARPUs of $20-30 and "Set Boosters", which feature ARPUs of $4.99-$5.99.[3,4,5]
- Digitally, the average Arena user is playing for 9 hours a week but in 2019 spent only $101/year according to a consumer poll with >2,700 responses.[6] This is a remarkably strong consumer value proposition when compared to more traditional entertainment such as Movie Theaters which provide a less engaging and more commoditized experience.

Arena ARPU Relative to Time Spent on Platform	
Average Hours / User / Week	9
Weeks in Year	52
Average Hours / User / Year	468
2019 Reddit ARPU	$101
Arena Effective Cost / Hour	**$0.22**
Movie Theater $ / Hour spend	
Average length of film (hours)[7]	1.66
Average ticket cost[8]	$9.2
Movie Theater Effective Cost / Hour	**$5.52**

$3.99 price point[3]


MAGIC
ZENDIKAR RISING
15-CARD DRAFT BOOSTER

$4.99-5.99 price point[5]


MAGIC
A NEW KIND OF BOOSTER!
ZENDIKAR RISING
12-CARD SET BOOSTER

$20-30 price point[4]


MAGIC
THRONE OF ELDRAINE
15-CARD COLLECTOR BOOSTER

1. 11.11.21 Hasbro's Jefferies Virtual Global Interactive Entertainment Conference Call
2. Source: Fandom
3. Source: Fandom
4. Source: Fandom
5. Source: Fandom
6. Source: Reddit
7. Source: https://towardsdatascience.com/
8. Source: https://247wallst.com

WOTC | MTG – Secular Growth Franchise (1/4)

1 We believe WOTC is an exceptionally high-quality business with strong network effects, pricing power, and a long growth runway.

MTG has a "built-in" customer acquisition funnel as card games geared towards children (Pokémon & Yu-Gi-Oh) and casual users (Hearthstone) often result in those players eventually migrating to MTG given its higher quality game mechanics.

- While other games come and go, MTG has been played since 1993 and has stood the test of time. Even today, we believe the complexity and richness of MTG's gameplay far surpasses other popular paper & digital trading card games like Pokémon, Hearthstone, and Yu-Gi-Oh.
- **This has created a "graduation" phenomenon, where many players from any of the previously mentioned card games eventually migrate to MTG, creating a perpetual funnel of new players for WOTC.**

Target Age Demographic:

Pokémon TCG[1]	Yu-Gi-Oh TCG[2]	Magic: The Gathering TCG[3]
Stated demographic: Ages 6+	Stated demographic: Ages 6+	Stated demographic: Ages 13+
Target demographic[4]: Ages 6-12	Target demographic[4]: Ages 8-17	Target demographic[4]: Ages 13+




KONAMI


MAGIC
The Gathering
DECKMASTER

1. Source: Bulbapedia
2. Source: Wikipedia
3. Source: Fandom
4. Alta Fox target age demographic

WOTC | MTG – Secular Growth Franchise (2/4)

1 We believe WOTC is an exceptionally high-quality business with strong network effects, pricing power, and a long growth runway.

We believe investors have missed just how sticky and underpenetrated Arena still is today and, moreover, there is meaningful low hanging fruit that will significantly increase player monetization on Arena that WOTC has yet to capture.

- **WOTC President Chris Cocks significantly expanded MTG's go-to-market strategies, increasing MTG's TAM >10x.**
  - Historically, MTG products catered mainly to competitive players. Over the last few years, MTG products have shifted focus to better support casual players, social players, collectors and *digital players*. It appears that these new verticals have seen the bulk of WOTC's attention in recent years and have resulted in WOTC's revenue CAGR increasing to ~30% over the last 3-year period.

- We believe there is still meaningful low hanging fruit on MTG Arena that could easily be captured and would improve player monetization and engagement:
  - **Increasing the number of "Arena Open" tournaments.** These are the only opportunities for players to earn cash prizes while playing on Arena and have seen significant participation. While these are only held once every ~6-8 weeks and feature minimal marketing today, **Alta Fox customer research has indicated that there is sufficient customer demand for these tournaments to be held on *at least* a bi-weekly basis if not more frequently.**
  - **Enabling subscription offerings** such as discounted tournament entries, "booster pack" purchases at discounted rates, and deck building helper tools.
  - **Adding multiplayer formats with more emphasis on casual play with friends.**

Source: Alta Fox.

WOTC | MTG – Secular Growth Franchise (3/4)

1 We believe WOTC is an exceptionally high-quality business with strong network effects, pricing power, and a long growth runway.

Alta Fox's research suggests that Arena ARPUs are *significantly higher* than paper ARPUs.

Paper MTG ARPU Analysis:

- On March 7, 2019, at a UBS-hosted consumer conference, Hasbro's CEO mentioned that **MTG was currently being played by ~10M people.**
- Alta Fox estimates that MTG did $404M in revenue in 2018. Note that this figure was prior to Arena's official launch in September 2019 and we believe it can be safely assumed that much of this revenue was paper-based (rather than digital).
- **$404M of revenue on 10M users implies a ~$40 ARPU for paper MTG.**
- Hasbro has frequently stated on its conference calls that **growth in Arena has been additive, rather than cannibalistic, for paper MTG sales.**
- **Alta Fox estimates that physical ARPUs today are well in excess of the $40/player level in 2018.**

Estimated Paper MTG Average Revenue Per User in 2018	
AFC Estimated Magic: The Gathering Revenue (M)	$404.0
Hasbro Quoted Active MTG Players (M)	10.0
Implied Paper MTG Average Revenue Per User in 2018	**$40.4**

Digital MTG Arena ARPU Analysis:

- A Reddit poll[1] posted in July 2019 asked users how much they had already spent on Arena. The post received over 2,700 responses. The results indicated that not only were most Arena users paying users, but that **the average revenue per TOTAL user was ~$101, over 2x the $40 ARPU implied from physical MTG in 2018.**
- Data from a leading mobile analytics firm implies that current *mobile* spend on Arena is run-rating $84/year. We believe this number is artificially low, as there is an overlap in users playing on mobile and desktop, and their desktop spend is not captured in this figure.
- Alta Fox's 2021 proprietary survey indicated that yearly spend per Arena customer was trending closer to $150.

2019 Reddit Survey MTG Arena Customer Spend Results	Yearly Spend / MTG Arena Customer						
	$0	**$0-5**	**$6-50**	**$51-100**	**$101-250**	**$250-500**	**$500+**
Average	$0	$3	$28	$75	$176	$375	$750
% of responses	18%	19%	21%	12%	23%	0%	6%
Arena 2019 ARPU	**$101**						

While this analysis is illustrative, it serves as an example of highly relevant KPIs that are withheld by management.

1. Source: Reddit

WOTC | MTG – Secular Growth Franchise (4/4)

1 We believe WOTC is an exceptionally high-quality business with strong network effects, pricing power, and a long growth runway.

We believe that Arena is still in early innings of penetration within the "legacy MTG TAM," let alone the broader video game TAM.

- At the March 7, 2019, UBS-hosted conference call with Hasbro's CEO, in addition to mentioning that MTG was currently being played by ~10M people, **he also estimated that 20-30M *additional* players had lapsed due to life events but had the potential to be re-acquired.**
- We believe Arena is the key vehicle for WOTC to acquire new MTG players and reacquire lapsed players going forward. Given our estimate for Arena's price point, **Arena seems to be in early innings of penetrating the "Legacy MTG TAM" of ~40M players, let alone the rest of the 600-800M user general video game TAM.** [1]
- Based on Hasbro's obscure[2] disclosure around digital gaming revenues in its Q4 21 conference call, we estimate that Arena did between $150-225M in sales for WOTC in 2021 and continued to help grow tabletop MTG. **As illustrated below, we believe Arena has the potential to double in revenues many times over.**

Arena TAM Analysis (millions of users)	
Legacy MTG TAM[1]	40
3.7.19 HAS CEO UBS Consumer Conf	*10M active players*
3.7.19 HAS CEO UBS Consumer Conf	*20-30M former players*
12.23.21 EG7/WOTC Press Release[3]	*50M players worldwide*
General Video Game Player TAM[1]	700

1. 11.11.21 Hasbro's Jefferies Virtual Global Interactive Entertainment Conference Call
2. Quantified total digital revenues but did not specifically quantify total revenues from Arena
3. Source: https://www.enadglobal7.com

Illustrative Arena Potential Revenue Analysis

Arena Active Players Assumption (M)	Arena Average Yearly Revenue Per User Assumption				
	$80	**$100**	**$120**	**$140**	**$160**
2	$160	$200	$240	$280	$320
4	$320	$400	$480	$560	$640
6	$480	$600	$720	$840	$960
8	$640	$800	$960	$1,120	$1,280
10	$800	$1,000	$1,200	$1,400	$1,600
12	$960	$1,200	$1,440	$1,680	$1,920
14	$1,120	$1,400	$1,680	$1,960	$2,240

ALTA FOX CAPITAL

25

WOTC | Summary of Alta Fox's View

1 We believe WOTC is an exceptionally high-quality business with strong network effects, pricing power, and a long growth runway.

WOTC is the crown jewel asset within Hasbro whose full value will be apparent when it is spun off.

We believe:

- WOTC is an exceptionally high-quality business evidenced by strong network effects, pricing power, and long growth runway.

- MTG's business model is far superior to Sports Card manufacturers.

- MTG has a built-in funnel for customer acquisition as card games geared towards children (Pokémon & Yu-Gi-Oh) and casual users (Hearthstone) often result in those users eventually migrating to MTG given its higher quality game mechanics.

- Competing trading card games have failed to cause any meaningful declines in MTG's revenues at any point in recent history.

- WOTC should be able to maintain a low-teens revenue CAGR over the next few years (base case) but with focused investments in core IP, WOTC could grow at a ~20% CAGR over the next few years (bull case).

2

We believe WOTC is significantly undervalued by the market within Hasbro due to poor disclosure and investor messaging. This has made it difficult for both buy side and sell-side analysts to fully appreciate WOTC's business quality and intrinsic value.

WOTC | Significantly Undervalued Within HAS

We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

- **Based on Hasbro's current trading price, investors are conservatively paying 11.8x EBITDA to own WOTC today** when capitalizing the RemainCo using Mattel Inc.'s ("Mattel") multiple.

- We do not believe there is a true consensus WOTC EBITDA estimate (only 4/14 sell-side analysts forecast EBITDA by segment).

- Under a range of RemainCo EBITDA and valuation multiple scenarios, WOTC appears far too cheap.

WOTC Market Implied Valuation	FYE23
HAS Total EBITDA	1,535
(-) WOTC EBITDA	742
"Remainco"* EBITDA	**793**
"Remainco" EBITDA Multiple**	10.0x
"Remainco" EV	**7,927**
Current HAS EV	16,692
(-) "Remainco" EV	7,927
Implied WOTC EV	**8,765**
Implied WOTC EV/EBITDA	**11.8x**

WOTC Market Implied Valuation Sensitivity Analysis

		RemainCo (Consumer + Entertainment) EBITDA Multiple					
		9.0x	9.5x	10.0x	10.5x	11.0x	11.5x
RemainCo FY23 EBITDA	$693	14.1x	13.6x	13.2x	12.7x	12.2x	11.8x
	$743	13.5x	13.0x	12.5x	12.0x	11.5x	11.0x
	$793	12.9x	12.3x	11.8x	11.3x	10.7x	10.2x
	$843	12.3x	11.7x	11.1x	10.6x	10.0x	9.4x
	$893	11.7x	11.1x	10.5x	9.9x	9.3x	8.7x

Source: Alta Fox, public filings.
*RemainCo = Consumer + Entertainment
**We value the RemainCo at 10.0x NTM EBITDA multiple, in-line with Mattel's current multiple.

WOTC | No Credit From The Market (1/2)

Why is the market not giving WOTC the credit it is due? We believe the Board's poor financial transparency with investors has resulted in low *consolidated* multiples being ascribed to Hasbro's entire business.

- Poor disclosure limiting investor and sell-side confidence in Hasbro's future growth prospects
  - Hasbro only disclosed WOTC revenue/EBITDA in February 2021, and only gave financial history back to 2019.
  - Hasbro has refused to give key details on MTG's KPIs such as mix between paper and digital revenues and active players on Arena.
  - Hasbro has refused to break out general revenue contribution of key brands like MTG, D&D, Transformers, Peppa Pig, My Little Pony, etc. that would give the sell-side increased confidence in Hasbro's underlying growth drivers.

- Hesitation of sell-side to perform a thorough standalone valuation of WOTC in a SOTP analysis
  - 13 of the 14 sell-side analysts use a consolidated toy-like multiple to value Hasbro, implicitly undervaluing WOTC with little consideration to its extraordinary business quality and growth prospects.
  - Analysts still use toy-like multiples (*historical Hasbro multiples*) to value Hasbro, despite WOTC now representing ~50% of earnings and 71% of Hasbro's intrinsic value.
  - Only 4 of 14 analysts even separately forecast WOTC EBITDA, which has a completely different growth and margin profile. We believe the sell-side currently lacks confidence in forecasting WOTC earnings due to poor investor communication by Hasbro.

WOTC | No Credit From The Market (2/2)

2

We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

We believe WOTC's business quality is vastly superior to that of video game developers given WOTC's more consistent revenue growth, structurally higher profitability, and superior unit economics in a less competitive category.

- Most sell-side analysts will point investors towards major video game companies as the best comps for WOTC (i.e: EA/ATVI).
- While this is a step in the right direction from the current implicit toy multiple, **we view comping WOTC to video game companies as a flawed comparison for four key reasons:**
  1. Boom/bust cycle of video games
  2. Much lower ROIC of video game companies
  3. Some of the best franchise games are tied to the intellectual property that the video game companies do not own (i.e. FIFA/Madden)
  4. More mainstream franchises (Call of Duty, Apex, Fortnite) are typically in extremely competitive categories
- **Absence of a catalyst to unlock value**
  - We believe sell-side analysts are waiting for a clear reason to start using a SOTP analysis on Hasbro – to date Hasbro has expressed no intention of wanting to spin-off WOTC.

Calendar Year Growth Estimates for WOTC vs Key Video Game Companies


y/y revenue growth
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
2018
2019
2020
2021
MTG rev
ATVI rev
EA rev
TTWO rev

**EA/TTWO have March fiscal year ends and rely on consensus estimates for the comparable period 2021*

Source: Alta Fox, public filings.

WOTC | Compared to Games Workshop (1/2)

2

We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

- As an independent entity, we believe WOTC could unlock tremendous value in public markets. **In our view, Games Workshop ("GAW") provides the best case study for the type of shareholder returns a standalone WOTC could generate.**
- GAW has significantly outperformed the market since IPO, compounding at ~22% a year vs the S&P at ~11% a year over the same period as the company has grown topline, leveraged margins, and seen multiple expansion.
- Like WOTC, GAW also has a hardcore global fanbase for its key tabletop strategy games. However, we find WOTC is clearly the superior asset based on faster revenue growth and clear digital momentum.
- Key to GAW's growth over the last 3 decades has been increasing the distribution footprint of its products through its own retail stores and hobby shops. Its own retail locations account for ~20% of their revenues today, and DTC sales from their website account for another ~25% of sales.

GAW LN Equity | Settings

Range 10/06/1994 - 02/16/2022 Period Daily No. of Period 9995 Day(s) Table

	Security	Currency	Price Change	Total Return	Difference	Annual Eq
1)	GAW LN Equity	GBp	6586.44%	20580.97%	19016.15%	21.50%
2)	SPX Index	USD	889.26%	1564.82%	--	10.82%
3)	HAS US Equity	USD	659.44%	1243.12%	-321.69%	9.95%

GAW LN Equity | 96) Actions | 97) Export | 98) Settings

39) ADJ Games Workshop Group PLC IFRS 16 ? Periodicity Annuals Cur USD

1) Key Stats 2) I/S 3) B/S 4) C/F 5) Ratios 6) Segments 7) Addl 8) ESG 9) Custom

11) BBG Adj Highlights 12) BBG GAAP Highlights 13) Company Model 14) Earnings 15) Enterprise Value 16) EV Ex Operating Leases

In Millions of USD	2018 Y	2019 Y	2020 Y~	2021 Y	Current/LTM	2022 Y Est	2023 Y Est
12 Months Ending	06/03/2018	06/02/2019	05/31/2020	05/31/2021	11/28/2021	05/31/2022	05/31/2023
Market Capitalization	1,284.6	1,831.4	3,196.4	5,552.2	3,518.8		
- Cash & Equivalents	38.1	37.1	65.2	121.0	118.1		
+ Preferred & Other	0.0	0.0	0.0	0.0	0.0		
+ Total Debt	0.0	0.0	39.5	66.8	63.5		
Enterprise Value	1,246.5	1,794.3	3,170.8	5,497.9	3,466.5		
Revenue, Adj	297.3	333.2	340.2	471.4	492.9	519.4	563.8
Growth %, YoY	40.0	15.9	5.1	31.0	24.9	10.2	8.6
Gross Profit, Adj	211.0	225.0	227.8	342.9	340.3	358.9	390.4
Margin %	71.0	67.5	67.0	72.7	69.0	69.1	69.3
EBITDA, Adj	116.6	127.6	146.2	238.1	244.8	243.0	255.5
Margin %	39.2	38.3	43.0	50.5	49.7	46.8	45.3
Net Income, Adj	80.2	86.7	90.9	163.4	164.8	175.1	176.0
Margin %	27.0	26.0	26.7	34.7	33.4	33.7	31.2
EPS, Adj	2.45	2.64	2.78	4.96	5.02	5.24	5.36
Growth %, YoY	102.3	7.9	5.0	78.7	30.3	5.6	2.4

Similarities (WOTC and GAW)	Where WOTC Outperforms
Both own their own IP and exhibit phenomenal ROIC.	WOTC has grown faster than GAW despite being 2x the size.
Both are seeing secular growth as they continue to acquire new customers while retaining old customers.	WOTC has a compelling digital solution with Arena lowering barriers to entry and improving retention. GAW does not have a digital offering.
Both companies are potential acquisition targets by strategic and financial buyers.	Warhammer is a less accessible game than MTG with Alta Fox estimated ARPUs >2-3x greater, much longer game times, and required assembly of the product.

Source: Alta Fox, Bloomberg, public filings.

WOTC | Compared to Games Workshop (2/2)

We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

We believe GAW's average multiple of 20x NTM EBITDA is the <u>floor</u> for WOTC's valuation, while the ceiling could be as high as 30-40x EBITDA

- GAW has grown revenues at a 9% CAGR over the last 10 years while WOTC has grown at a 13% CAGR.[1]

- Over the last 3 years, GAW has grown revenues at a 17% CAGR vs WOTC at a ~30% CAGR.

- Over the last 2 years, GAW has commanded an average NTM EBITDA multiple of ~20x.[2]

- **We believe WOTC should trade at a significant premium to GAW's <u>historical average multiple</u> given its access to a much broader digital TAM, more scalable business model, and faster growth.**

- **Even sell-side analysts who cover GAW also believe that WOTC should receive a higher multiple for these same reasons.**



Revenue Growth of MTG vs GAW
(Last 10 Years Indexed to 100)

Source: Alta Fox, public filings.
1. 11.11.21 Hasbro's Jefferies Virtual Global Interactive Entertainment Conference Call
2. *Note that GAW's multiple is now trading at the lower end of its 2-year range due to several negative PR events including a customer boycott and supply-chain related headwinds. Additionally, a negative mix shift from DTC website sales to retail channel sales has had an adverse impact on operating margins. We believe the current multiple deflation will prove temporary once elevated sell-side margin expectations reset.*

WOTC | Compared to Formula One

2

We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

- Through MTG, WOTC has essentially owned its own sports league that has existed since the 1990s. Rather than indirectly making money through players monetizing content distribution like a typical sports league, WOTC directly monetizes its players by selling them the tools they need to compete.
- The only publicly traded pure-play sports league exhibiting significant organic growth and seeing a meaningful increase in popularity (similar to MTG) is Formula One (FWONK US).[1] Formula One has returned 24% per year since listing in 2016, well in excess of the market's return.
- The Netflix series "Formula 1: Drive to Survive" was released in 2019 and brought tremendous interest to the sport from a completely new audience.[2] This has been a driving force behind the ongoing renaissance the sport is experiencing. This renaissance is not dissimilar from the significant growth MTG is experiencing following the launch of Arena in late 2018.
    - Netflix will be releasing an MTG series in the 2H of 2022, which could drive a similar increase in interest in the game.

FWONK US Equity — Settings

Range 04/18/2016 - 02/16/2022 Period Daily No. of Period 2130 Day(s) Table

	Security	Currency	Price Change	Total Return	Difference	Annual Eq
1)	FWONK US Equity	USD	248.93%	248.93%	110.78%	23.88%
2)	SPX Index	USD	113.67%	138.15%	--	16.03%
3)	HAS US Equity	USD	11.31%	30.98%	-107.17%	4.73%



FWONK US Equity
3) Save As
4) Load
5) Actions
6M YTD 1Y 3Y 5Y 7Y 10Y Max Monthly Table
Formula One
NTM EV/EBITDA
40
35
30
27.603
25
EV to BEst EBITDA (Blended 12 Months) 27.6039
Mar Jun 2017 Sep Dec Mar Jun 2018 Sep Dec Mar Jun 2019 Sep Dec Mar Jun 2020 Sep Dec Mar Jun 2021 Sep Dec Mar 2022

If the market has paid 27x on average over the last 2 years to own Formula One, which exhibits lower growth and lower margins than WOTC, we believe it is likely that WOTC could command at least similar valuation.

Source: Alta Fox, Bloomberg, public filings.

WOTC | Closer To A High-Quality SaaS Company

We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

Former Senior Game Designer of WOTC:

*"Hasbro is very much an East coast manufacturing company which was unfortunate because **WOTC is much closer to a software developer in terms of how their product works**. For us the COGS was minimal. It was all about how do we get volume. Easy for us to double/triple/quadruple the amount of product we sell because COGS isn't that high."*

"Chris Cocks made a big culture shift in WOTC, more laid-back culture with a focus on a work-life balance, to a Microsoft culture where the 'crunch became more real'".

Current Hasbro sell-side analyst:

*"People generally had an idea of how profitable WOTC was as the company had said it was significantly more profitable than the group average, **but nobody had any idea that WOTC was actually running at over 40% EBIT margins.**"*

SaaS Characteristics	MTG Characteristics
High customer retention	High customer retention
Significant pricing power	Significant pricing power
Secular growth	Secular growth
High gross margins	High gross margins
High barriers to entry	High barriers to entry
High valuation	Very low market implied valuation

ALTA FOX CAPITAL

34

WOTC | What Are The Best Comps?

2

We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

Consumer and Technology companies with growth and profitability profiles similar to WOTC trade at ~26x NTM EBITDA multiples

- Alta Fox ran a screen for companies who exhibited similar financial characteristics to WOTC over the last four years to identify the best public comparables.
- **The output was only nine companies in the US of meaningful size with similar growth & financial profile characteristics to WOTC, the majority of which were Software/SaaS companies.**

Wizards of the Coast Quality Screen v1 (Shared Sc... As Of 02/14/2022

Screening Criteria | Expand Categories

31) Exchanges 32) Sectors 33) Country/Territory of Domicile
34) Indices 35) Portfolios/Worksheets 36) Equity Screens

Add Criteria

3) Fields

Selected Screening Criteria	Matches
Security Universe	1579733
51) Trading Status: Active	538677
52) Security Attributes: Show Primary Security of company only	98650
53) Sectors (BICS): Consumer Discretionary; Technology	15445
54) Country/Territory of Domicile: United States	2099
55) Current Market Cap [USD] > 300 Million	878
56) Latest FY EBITDA Margin > 30	97
57) Latest FY Revenue Growth Year over Year > 10	57
58) FY Revenue Growth Year over Year 1 year ago > 10	22
59) FY Revenue Growth Year over Year 2 years ago > 10	11
60) FY Revenue Growth Year over Year 3 years ago > 10	9
Display Only Fields	9
61) BF12M EV to BEst EBITDA	9
62) Add screening criteria	

Output

Overview | Returns | Valuation | Estimates | Actuals | Credit | Technicals | Custom | Results

Page 1

Name	Market Cap	EBITDA to Net Sales:Y	Rev - 1 Yr Gr:Y	BEst Curr EV/BEst EBITDA	Rev - 1 Yr Gr:Y-1	Rev - 1 Yr Gr:Y-2	Rev - 1 Yr Gr:Y-3
	<Filter>						
Investable Universe (9)	301.21B	37.11%	21.55%	25.72	16.25%	17.33%	19.19%
31) MICROSOFT CORP	2.21T	49.81%	17.53%	19.97	13.65%	14.03%	14.28%
32) ADOBE INC	223.57B	42.50%	22.67%	24.24	15.19%	23.71%	23.67%
33) INTUIT INC	151.72B	30.33%	25.45%	29.74	13.19%	12.60%	15.95%
34) KLA CORP	55.65B	41.35%	19.16%	12.88	27.09%	13.18%	16.00%
35) ANSYS INC	27.84B	36.07%	10.91%	29.75	17.18%	18.11%	10.80%
36) PAYCOM SOFTWARE INC	20.28B	30.39%	25.44%	36.95	14.07%	30.25%	30.78%
37) UBIQUITI INC	14.69B	40.28%	47.77%		10.57%	14.25%	17.52%
38) QUALYS INC	4.48B	30.06%	13.28%	21.22	12.86%	15.32%	20.82%
39) SIMULATIONS PLUS INC	803.99M	33.22%	11.73%	30.97	22.43%	14.51%	22.90%

Source: Bloomberg.

ALTA FOX CAPITAL

35

WOTC | Comps - SaaS Rule of 40 Valuation

2

We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

- **WOTC is performing at a 50-60% Rule of 40** (revenue growth rate + EBITDA margin):
  - Low double digit topline growth
  - 45-50% EBITDA margins

- This implies that WOTC should receive a ~15x NTM rev multiple by the market, which would imply a ~**30x NTM EBITDA multiple**

- While WOTC is not a true SaaS company today, it exhibits many characteristics that are comparable of SaaS companies.

- We believe the continued growth of Arena could turn WOTC into a SAAS-like model leaving significant room for multiple expansion from our base case assumption of 23x NTM EBITDA.

SaaS Comps EV/NTM Rev vs Rule of 40[1]



Filter by YoY LTM Revenue Growth
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Implied NTM Revenue Multiple for WOTC
R² = 0.22
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EV / NTM Revenue
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Rule of 40
SNOW
CFLT
NET
S
DDOG
ZS
HCP
MDB
TEAM
BILL
MNDY
CRWD
ZI
ASAN
AMPL
OKTA
IOT
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ZM
TOST
LSPD
BASE
FSLY
AI
ALKT
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SUMO
API
DBX
BOX
WIX
DARK
TWLO

Source: Alta Fox, public filings.

1. Meritech Capital

WOTC | Spectrum of Comps (1/2)

We believe WOTC is a unique asset that has no perfect comparable.
Below we lay out a spectrum of what we believe the universe of comps is for WOTC and color coat each vertical based on relevance (green = most relevant to WOTC, red = least relevant to WOTC).

	Inferior Comparables		Reasonable Valuation Range			Aspirational Comparables	
	Legacy toy businesses	Slower growth video game giants	Dominant monopoly tabletop franchise	League owners	Companies with similar financial profiles[1]	Rule of 40 SaaS Comps[1]	Faster growth video game "ecosystem" players
Public Companies	MAT US TOY CN	ATVI US EA US TTWO US	GAW LN	FWONK US	MSFT US ADBE US INTU US	See slide 36	RBLX US
2-year avg NTM EV/EBITDA	10x	16x	20x	27x	26x	30x	59x

Source: Alta Fox, Bloomberg, public filings.
1. Current NTM EV/EBITDA multiple rather than 2-year average.

WOTC | Spectrum of Comps (2/2)

WOTC outperforms the peer group across most growth and profitability metrics, yet, within Hasbro, trades at a ~50% implied discount to both Current NTM EV/EBITDA metrics and 2-Year Average NTM EV/EBITDA metrics.

Ticker	2-Year Historical Revenue CAGR	2-Year Forward Revenue CAGR	FY22E EBITDA Margin	Current NTM EV/EBITDA	2-Year Average NTM EV/EBITDA
MAT	10%	6%	18%	10x	11x
TOY CN	14%	4%	19%	9x	9x
ATVI	17%	10%	44%	15x	16x
EA	18%	7%	36%	13x	15x
TTWO	8%	22%	23%	18x	21x
GAW LN	17%	9%	47%	14x	20x
FWONK	1%	14%	25%	28x	27x
MSFT	16%	16%	50%	20x	21x
ADBE	19%	14%	50%	24x	30x
INTU	19%	21%	38%	29x	30x
RBLX	98%	17%	22%	40x	59x
Average	21%	13%	34%	20x	20x
Median	16%	14%	36%	19x	21x
WOTC	**30%**	**11%**	**45%**	**11.8x**	**NM**

Source: Alta Fox, Bloomberg.

WOTC | What is This Crown Jewel Asset Worth? ②

We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

- We view 20x NTM EBITDA, GAW's average 2-year multiple, as the *floor* for WOTC's fair valuation.

- As WOTC executes on its digital initiatives, we believe its multiple could mover closer to true SaaS – or even that of "video game ecosystem" peers, implying a 30-50x NTM EBITDA multiple.

- **We value WOTC at 23x EBITDA, a premium to GAW, but a meaningful discount to true video game ecosystem players. However, this could prove to be conservative as the company continues to execute on digital initiatives.**

	Games Workshop (GAW)	Roblox (RBLX)
EV/NTM EBITDA from Analysis	~20x 2-year avg	58x avg since 2021 IPO

	WOTC NTM EBITDA
Multiple used for Base Case Valuation	**23x**

Why Does This Opportunity Exist?

2 We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

- In our view, this opportunity exists due to:
  - Poor disclosure surrounding WOTC has caused investors to gloss over Hasbro and has resulted in consolidated multiples used by the sell-side.
  - Value destructive acquisitions & capital allocation has reduced investor confidence in the company strategy and Board of Directors.
  - Poor corporate governance structure with the Chairman & CEO as the same individual from 2015-2021 limiting shareholder influence.
  - Absence of a true catalyst to unlock fair value – until now.

14 sell-side analysts



↓

9 forecast WOTC rev



↓

4 forecast WOTC EBITDA



↓

1 uses a SOTP analysis[1]



↓

0 fully value WOTC today[2]

Source: sell-side equity research.

1. While Keybanc offers a Sum of the Parts "sanity check," it is not Keybanc's primary method of valuation.
2. With improved disclosure from Hasbro, we believe this can be rectified in short order.

The SEC Has Also Taken Issue with Poor Disclosure of WOTC

2 — We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

- In September 2020, the SEC sent a letter to Hasbro requesting more disclosure surrounding MTG Arena.

- It was later revealed that for fiscal 2019 with Arena having only been in "full launch" mode since September 2019, the platform was already earning ~7x the revenues of MTG Online, the ancient predecessor to Arena launched in 2002.

- While we do not suggest this as fact, we do not rule out the possibility that **the key reason Hasbro's Board disclosed WOTC's revenue and EBITDA was due to more scrutiny from the SEC over what has now become an extremely material business segment to Hasbro.**

- We believe WOTC disclosure will continue to improve, following pressure from both the SEC and investors.

Notes to Consolidated Financial Statements
Revenue Recognition, page 72

2. You disclose the launch of MAGIC: THE GATHERING ARENA, a free-to-play online adaptation of the MAGIC: THE GATHERING card game, late in the third quarter of 2019. In your revenue recognition policy, you disclose that "end users make in-application purchases of virtual currencies, via the Company's platform providers, with such purchased virtual currencies to be used in the games. The Company records revenues from in-application purchases based on either the usage patterns of the players or the player's estimated life." In addition, you disclose that digital game revenues are recognized within six months of purchase. To help us better understand your disclosure please address the following:

- Describe your policy for refunds related to in-game purchases.
- Can virtual currency expire if unused?
- Can virtual currency be transferred or otherwise sold by the customer?
- Describe what a 'usage pattern' is and how that pattern is used to determine the timing of revenue recognition.
- For player accounts that have un-recognized deferred revenue, what is your policy for recognizing the related revenue in cases where the account appears to be inactive?
- Clarify how you determine whether you are the principal or the agent in the arrangements with the third-party platform providers, given it appears that you recognize some revenue on a gross basis and some on a net basis. In your response, tell us the amounts of revenue recognized on a gross basis and on a net basis for the periods presented.
- You have disclosed that revenues are recognized within six months. Tell us how this timing aligns with the player's estimated life. If the estimated player's life is longer than six months, tell us what impact that has, if any, on the timing of revenue recognition.

Source: SEC filings

HAS | Fair Value Scenario Analysis Overview

We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

	Alta Fox Price Target		
	Bear Case	**Base Case**	**Bull Case**
	Jun-24	Jun-24	Jun-24
	FY2024e	FY2024e	FY2024e
WOTC EBITDA	$737	$924	$1,213
WOTC EBITDA Multiple	15.0x	23.0x	27.0x
WOTC EV	$11,060	$21,242	$32,740
WOTC value per HAS Share	**$77.78**	**$149.38**	**$230.23**
	+	+	+
Consumer EBITDA	$620	$665	$767
Consumer EBITDA Multiple	9.0x	10.0x	12.0x
Consumer EV	$5,584	$6,650	$9,204
Consumer value per HAS Share	**$39.27**	**$46.76**	**$64.72**
	+	+	+
Entertainment EBITDA	$156	$219	$252
Entertainment EBITDA Multiple	9.0x	10.0x	12.0x
Entertainment EV	$1,407	$2,192	$3,021
Entertainment value per HAS Share	**$9.90**	**$15.41**	**$21.24**
	+	+	+
Net Cash (Debt) per HAS Share	**($11.84)**	**($9.83)**	**($6.52)**
	=	=	=
HAS Price Target	**$115.10**	**$201.72**	**$309.67**
Upside from current	*19%*	*108%*	*219%*
IRR - excluding dividends	*7%*	*36%*	*63%*
Consolidated Implied EBITDA Multiple	**12.1x**	**16.8x**	**20.3x**

- **We view the risk/reward setup in Hasbro as extremely compelling**.

- Hasbro's shares have averaged ~12.5x NTM EBITDA over the last 5 years, with a peak of ~15x and non-covid trough of 10x over that period.

- Even assuming no re-rating in Hasbro shares from its current multiple (~12x NTM EBITDA) and using extremely conservative assumptions across all business lines, investors are still able to generate a high-single digit IRR in our bear case at the current price (double-digit including dividends).

- **We believe it is highly likely that WOTC outperforms our conservative growth expectations put forward in our base case leading to many multiples of upside in Hasbro's stock price from current levels.**

HAS | Bear Case Valuation

HAS SOTP	2019	2020	2021	2022E	2023E	2024E
WOTC						
Rev	761	907	1,287	1,345	1,453	1,569
y/y %		19%	42%	5%	8%	8%
EBITDA	313	444	606	581	654	737
y/y %		42%	36%	-4%	12%	13%
margin %	41.1%	49.0%	47.1%	43.2%	45.0%	47.0%
EBITDA Multiple				15.0x	15.0x	15.0x
WOTC EV				8,722	9,805	11,060
WOTC EV/share				$61.64	$69.12	$77.78
Consumer Products						
Rev	4,006	3,650	3,982	4,021	3,941	4,020
y/y %		-9%	9%	1%	-2%	2%
EBITDA	587	480	565	601	598	620
y/y %		-18%	18%	6%	0%	4%
margin %	14.7%	13.2%	14.2%	14.9%	15.2%	15.4%
EBITDA Multiple				9.0x	9.0x	9.0x
Consumer EV				5,405	5,386	5,584
Consumer EV/share				$38.20	$37.97	$39.27
Entertainment						
Entertainment Rev	1,169	909	1,152	1,117	1,117	1,117
y/y %		-22%	27%	-3%	0%	0%
Entertainment EBITDA	148	92	162	134	145	156
y/y %		-38%	76%	-17%	8%	8%
margin %	12.7%	10.2%	14.1%	12.0%	13.0%	14.0%
EBITDA Multiple				9.0x	9.0x	9.0x
Entertainment EV				1,206	1,307	1,407
Entertainment EV/share				$8.52	$9.21	$9.90
Total EV				15,333	16,498	18,051
(+) cash				1,367	1,831	2,365
(-) debt				4,025	4,025	4,025
(-) NCI				24	24	24
Market Cap				12,651	14,280	16,367
FDSO				141.49	141.85	142.20
Target Price				$89.41	$100.67	$115.10
Current Price				$97.04	$97.04	$97.04
Upside				-8%	4%	19%
IRR				-20%	3%	7%

2

We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

Key Assumptions

- WOTC revenue CAGR slows to 7% over the next few years
- WOTC margins only reach their 2021 levels by 2024 as the Company fails to realize success on its speculative video game initiatives
- Assumes Hasbro's multiple does not re-rate from current levels (below 5-year average NTM EBITDA multiples) implying a consolidated 12.0x EBITDA multiple for HAS
  - 15.0x EBITDA for WOTC, slightly below inferior video game comparables
  - 9.0x EBITDA for RemainCo, a discount to Mattel
- RemainCo goes ex-growth

Bottom-line: Even in a very conservative scenario with low growth and no multiple expansion despite our involvement and push for a potential spin-off, we believe investors in Hasbro can *still* earn an attractive high-single-digit internal rate of return ("IRR") over the next few years excluding dividends.

HAS | Base Case Valuation

HAS SOTP	2019	2020	2021	2022E	2023E	2024E
WOTC						
Rev	761	907	1,287	1,373	1,579	1,847
y/y %		19%	42%	7%	15%	17%
EBITDA	313	444	606	621	742	924
y/y %		42%	36%	2%	19%	24%
margin %	41.1%	49.0%	47.1%	45.2%	47.0%	50.0%
EBITDA Multiple				23.0x	23.0x	23.0x
WOTC EV				14,283	17,066	21,242
WOTC EV/share				$100.94	$120.31	$149.38
Consumer Products						
Rev	4,006	3,650	3,982	4,061	4,183	4,309
y/y %		-9%	9%	2%	3%	3%
EBITDA	587	480	565	607	635	665
y/y %		-18%	18%	7%	5%	5%
margin %	14.7%	13.2%	14.2%	14.9%	15.2%	15.4%
EBITDA Multiple				10.0x	10.0x	10.0x
Consumer EV				6,065	6,352	6,650
Consumer EV/share				$42.86	$44.78	$46.76
Entertainment						
Entertainment Rev	1,169	909	1,152	1,174	1,268	1,370
y/y %		-22%	27%	2%	8%	8%
Entertainment EBITDA	148	92	162	141	178	219
y/y %		-38%	76%	-13%	26%	23%
margin %	12.7%	10.2%	14.1%	12.0%	14.0%	16.0%
EBITDA Multiple				10.0x	10.0x	10.0x
Entertainment EV				1,409	1,776	2,192
Entertainment EV/share				$9.96	$12.52	$15.41
Total EV				21,757	25,194	30,084
(+) cash				1,395	1,936	2,651
(-) debt				4,025	4,025	4,025
(-) NCI				24	24	24
Market Cap				19,104	23,080	28,686
FDSO				141.49	141.85	142.20
Target Price				$135.01	$162.71	$201.72
Current Price				$97.04	$97.04	$97.04
Upside				39%	68%	108%
IRR				146%	46%	36%

Key Assumptions

- WOTC maintains its 13% revenue CAGR while margins remain ~flat over the next few years

- Values WOTC at 23.0x EBITDA

- Stated synergies from eOne acquisition are only partially realized

- Consumer grows at 3%, at the low end of management guidance

- Values Consumer & Entertainment at 10.0x EBITDA, in-line with Mattel

Bottom-line: We believe our base case, which yields a 36% IRR and over 100% upside, to be very conservative. We underwrite a significant and sustained deceleration in growth at WOTC's core franchises despite numerous growth drivers, and do not underwrite success from any of WOTC's many shots on goal (i.e. MTG TV show and D&D movie driving increased interest and core and non-core video game launches).

HAS | Bull Case Valuation

HAS SOTP	2019	2020	2021	2022E	2023E	2024E
WOTC						
Rev	761	907	1,287	1,437	1,796	2,246
y/y %		19%	42%	12%	25%	25%
EBITDA	313	444	606	715	934	1,213
y/y %		42%	36%	18%	31%	30%
margin %	41.1%	49.0%	47.1%	49.7%	52.0%	54.0%
EBITDA Multiple				27.0x	27.0x	27.0x
WOTC EV				19,298	25,222	32,740
WOTC EV/share				$136.38	$177.81	$230.23
Consumer Products						
Rev	4,006	3,650	3,982	4,260	4,601	4,969
y/y %		-9%	9%	7%	8%	8%
EBITDA	587	480	565	636	699	767
y/y %		-18%	18%	13%	10%	10%
margin %	14.7%	13.2%	14.2%	14.9%	15.2%	15.4%
EBITDA Multiple				12.0x	12.0x	12.0x
Consumer EV				7,635	8,384	9,204
Consumer EV/share				*$53.96*	*$59.10*	*$64.72*
Entertainment						
Entertainment Rev	1,169	909	1,152	1,232	1,392	1,573
y/y %		-22%	27%	7%	13%	13%
Entertainment EBITDA	148	92	162	148	195	252
y/y %		-38%	76%	-9%	32%	29%
margin %	12.7%	10.2%	14.1%	12.0%	14.0%	16.0%
EBITDA Multiple				12.0x	12.0x	12.0x
Entertainment EV				1,774	2,339	3,021
Entertainment EV/share				*$12.54*	*$16.49*	*$21.24*
Total EV				28,707	35,945	44,964
(+) cash				1,462	2,156	3,121
(-) debt				4,025	4,025	4,025
(-) NCI				24	24	24
Market Cap				26,120	34,052	44,037
FDSO				141.49	141.85	142.20
Target Price				$184.60	$240.06	$309.67
Current Price				$97.04	$97.04	$97.04
Upside				90%	147%	219%
IRR				476%	94%	63%

2

We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

Key Assumptions

- WOTC revenue CAGR over the next few years softens from 30% to 20% while margins increase ~200bps per year. **We believe this scenario would be more reflective of a *base case* if WOTC were spun-off** as reinvestment in core WOTC IP would be prioritized
- Values WOTC at 27x EBITDA in-line with Formula One (FWONK US)
- eOne acquisition outperforms expectations as Hasbro leverages eOne's content development to better utilize its IP. Pro forma RemainCo EBITDA is ~$160M greater in 2023 vs 2019 which compares to Hasbro's guidance of $130M in explicit synergies
- RemainCo trades at 12x NTM EBITDA, still below Hasbro's 5-year average consolidated NTM multiple of 12.5x, as the integration of Entertainment and Consumer has significantly improved the growth trajectory of the RemainCo
- Still doesn't underwrite "uber bull" upside – the scenario where WOTC's growth *accelerates* following the launch of the MTG TV show in 2022 and D&D movie in 2023, in addition to execution on a number of Alta Fox new initiatives and ecosystem improvements

Alta Fox Estimates vs. Consensus

Alta Fox Consolidated Estimates vs. Consensus			
	2022E	2023E	2024E
AFC Base Case			
AFC Base Case Revenue	6,609	7,030	7,526
Consensus Revenue	6,632	6,960	7,452
Upside (downside) vs. consensus	**0%**	**1%**	**1%**
AFC Base Case EBITDA Margin	1,348	1,535	1,788
Consensus EBITDA Margin	20%	22%	24%
AFC Base Case EBITDA	1,341	1,449	1,552
Consensus EBITDA	20%	21%	21%
Upside (downside) vs. consensus	**1%**	**6%**	**15%**
AFC Bull Case			
AFC Bull Case Revenue	6,930	7,790	8,788
Consensus Revenue	6,632	6,960	7,452
Upside (downside) vs. consensus	**4%**	**12%**	**18%**
AFC Bull Case EBITDA Margin	1,479	1,808	2,211
AFC Bull Case EBITDA	21%	23%	25%
Consensus EBITDA	1,341	1,449	1,552
Upside (downside) vs. consensus	**10%**	**25%**	**42%**
AFC Bear Case			
AFC Bear Case Revenue	6,483	6,510	6,706
Consensus Revenue	6,632	6,960	7,452
Upside (downside) vs. consensus	**-2%**	**-6%**	**-10%**
AFC Bear Case EBITDA Margin	1,296	1,377	1,494
AFC Bear Case EBITDA	20%	21%	22%
Consensus EBITDA	1,341	1,449	1,552
Upside (downside) vs. consensus	**-3%**	**-5%**	**-4%**

Source: sell-side equity research.

- **The sell-side's consolidated estimates implicitly assume the bear case scenario for Hasbro and WOTC**: WOTC's growth decelerates significantly vs. the last 10 years, $130M of eOne synergies are not fully realized, and Hasbro is unable to show meaningful margin leverage on incremental growth.

- We believe this opportunity exists because most of the sell-side is not even forecasting WOTC EBITDA (which has much higher margins). In our view, this oversight is compounded each year as WOTC's faster growth and superior margin profile is not reflected in consensus numbers, which implicitly assume low WOTC revenue growth and minimal margin expansion.

- **The fact that Alta Fox is still able to generate significant consolidated EBITDA upside vs. consensus in our conservative base case is, we find, reflective of the extremely attractive risk/reward opportunity present in Hasbro's shares today.**

We believe FY22-24 WOTC Guidance Is Conservative

② We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

Hasbro announced WOTC compound annual revenue growth rate guidance of high-single to low-double-digit growth from FY22-24. We believe this outlook is extremely conservative, and positions WOTC well to **significantly outperform** this "floor" target.

- Alta Fox believes WOTC guidance gives the segment *no credit* for any success in its ongoing non-core video game investments that are significantly depressing current and medium-term profitability levels.

   o While this further positions WOTC to outperform its new multi-year target, **we are concerned that it does not hold management accountable for earning attractive returns on its significant non-core video game investments that investors are subsidizing. Rest assured; if elected, Alta Fox's nominees will ensure that accountability is upheld.**

- WOTC president (and incoming Hasbro CEO) Chris Cocks' self-described "bullish" commentary at Jefferies' fireside chat in November 2021 indicated that **WOTC's core franchises had runway to grow significantly faster than high-single to low-double-digits**. Below we share the highlights of his forward-looking commentary for WOTC's core brands of MTG and D&D:

   o "On the tabletop side of things, we see a lot of upside… We see amazing upside potential in Europe, in Southeast Asia and China, where our brands still are strong and resonant, but our business is under-indexed."

   o "We see a lot of further upside in collectibles and **driving average revenue per user**. If you look at other tabletop businesses, particularly collectible tabletop businesses, **as impressive as the average revenue per user is for Magic: The Gathering, there are other collectibles with millions and millions of fans, which have, we believe, 2x to 3x our overall average revenue per user. So we see a lot of upside there."**

   o "I think **we're barely started with what we're doing with digital Magic** and what we've been doing with <u>digital D&D in terms of migrating tabletop play to like a digital simulation of tabletop play</u>."

   o "And when you look at the digital side of the business, we've been able to hire some of the best talent in the industry… If you look at the blue ocean opportunity, **it's literally 8x to 10x the audience potential that we have in tabletop with brands that rank in the top of their cohorts in those spaces."**

Emphasis is Alta Fox's interpretation

HAS | Base Case Sensitivity Analysis for WOTC

2

We believe WOTC is significantly undervalued within Hasbro due to poor disclosure and investor messaging

Even under a variety of valuation scenarios for WOTC ranging from more conservative to more aggressive (while assuming RemainCo trades at 10.0x EBITDA), the conclusion is resoundingly unanimous: WOTC is significantly undervalued within Hasbro.

- With the same underlying base case assumptions and flexing only our WOTC EBITDA estimate and EBITDA multiple, the range of FY24 stock prices for Hasbro is as follows:

Hasbro Target Price Sensitivity Analysis						
		WOTC EBITDA Multiple				
		17.0x	20.0x	23.0x	25.0x	28.0x
WOTC FY24 EBITDA	**$824**	$150.8	$168.2	$185.5	$197.1	$214.5
	$874	$156.8	$175.2	$193.6	$205.9	$224.4
	$924	$162.8	$182.2	$201.7	$214.7	$234.2
	$974	$168.7	$189.3	$209.8	$223.5	$244.0
	$1,024	$174.7	$196.3	$217.9	$232.3	$253.9

Source: Alta Fox.

ALTA FOX CAPITAL

48

Recap: WOTC is Significantly Undervalued

With Alta Fox's involvement and active push to unlock value at Hasbro, we believe investing at today's prices yields investors a highly attractive risk/reward opportunity.

- We believe WOTC is an exceptionally high-quality business evidenced by strong network effects, pricing power, and long growth runway.

- Investors are only paying 11.8x WOTC's implied FY23 EBITDA when RemainCo at 10.0x. We believe WOTC would be valued at 23x NTM EBITDA as a standalone business.

- With conservative assumptions for WOTC and the RemainCo, we believe investors can earn a 36% IRR and >100% upside from current levels over the next few years by investing in Hasbro stock today.

- With more reasonable assumptions that imply WOTC's current growth trajectory continues and margins expand further, we believe investors can earn *many multiples* of their initial investment in Hasbro.

- The sell-side and market have been waiting for a catalyst to "unlock value" at Hasbro. Alta Fox will be that catalyst.

3

We believe WOTC's core franchises have been run as cash cows despite them being Hasbro's primary growth verticals. This is reflected in a Board that, in our view, continues to make questionable capital allocation decisions and is poorly suited to running WOTC.

WOTC: Run as Cash Cow by Board of Directors

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

Despite WOTC's ~50% contribution to Hasbro's earnings, significant growth profile, and top percentile unit economics, the Board continues to redeploy profits from WOTC's core franchises into non-WOTC IP.

- Despite the vast majority of Hasbro's overall revenue & EBITDA growth coming from WOTC over the last decade, **the Board continues to run WOTC as a cash cow**, refusing to reinvest meaningfully into core properties outside of emergencies (i.e. MTG Arena came as a *defensive* move to Hearthstone, released 4.5 years earlier) and instead diverting WOTC's cash flow to finance both expensive IP acquisitions and speculative non-core video game projects.
- **The "Brand Blueprint" strategy overseen by the Board for the last decade has treated WOTC as secondary, which is evidenced by the lack of investment and media attention both MTG and D&D have seen to date.**
- Numerous ex-employees have confirmed the points above. Key quotes to share to their illuminate their perspectives:
  - Former 16-year senior executive at WOTC:
    "Synergies have been in one direction. WOTC has given a ton to Hasbro in financial resources, while Hasbro has not given much back. Perpetually pushing WOTC's brands behind Hasbro's brands has held WOTC's development back by 10 years."
  - Former 3-year executive producer at WOTC:
    *"I didn't always agree with Chris Cocks on where he chose to spend WOTC's investment dollars, **but he and I did see eye to eye on the fact that we should be investing way more than we are. And Hasbro was a limiter there, for sure.** We were told to maintain a basic profitability margin, and even when we crushed the profitability margin, since Hasbro is our parent company, they wanted to hang on to some of that extra revenue **to cover other Hasbro losses**."*
  - Former senior game designer at WOTC:
    *"Hasbro put too much pressure on WOTC to achieve higher revenue targets and reduce costs. **So many of our decisions were at the mercy of meeting larger corporate financial targets. <u>The philosophy wasn't 'let's do what is best for MTG' – it was always, 'let's do what is best for Hasbro</u>'**."*

Source: Alta Fox.

Emphasis is Alta Fox's interpretation

Case Study: Entertainment One Acquisition (1/3)

3

We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

- In what Alta Fox believes was both the defining moment and the greatest failure of the "Brand Blueprint" strategy, Hasbro acquired Entertainment One in December 2019 for **a staggering $4.6 billion, nearly 1/3 of the entire enterprise value of Hasbro at the time.**
  - o Hasbro paid a 31% premium to eOne's pre-deal share price.
  - o The enterprise value of the deal resulted in Hasbro **paying nearly 18x TTM EBITDA.**

- To fund the acquisition, Hasbro issued more than 10 million shares of common stock, diluting shareholders by more than 8%, and added more than $3 billion of debt to the balance sheet.

- eOne standalone was a studio specializing in the production and distribution of both animated and live-action television and film, and was the sole owner of the Peppa Pig and PJ Masks franchises.

Hasbro's Balance Sheet Pre and Post eOne Acquisition

	Pre-Deal 9/30/2019	Post-Deal 12/31/2020	Change
Shares outstanding	**126.3**	**137.4**	**11.1**
Cash	1,060.4	1,449.7	
Debt	1,696.2	5,099.2	
Net debt	**635.8**	**3,649.5**	**3,013.8**
LTM EBIT	651.7	826.7	175.0
Net debt/EBIT	**1.0x**	**4.4x**	**3.4x**
LTM EBITDA	875.3	1,065.1	189.8
Net debt/EBITDA	**0.7x**	**3.4x**	**2.7x**

Source: Alta Fox, public filings.

Case Study: Entertainment One Acquisition (2/3)

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

Hasbro spent the equivalent of nearly ten years of Wizards cash flow on eOne, diverting capital from stronger reinvestment opportunities at WOTC and, we believe, further complicating the Hasbro story by adding leverage and exposure to a capital intensive, higher risk Film & TV business.

- Roughly half of the eOne business, Film & TV production and distribution, has almost nothing to do with Hasbro's core demographic: children.

- The eOne Film & TV business requires significant capital investment in content and production and is at the mercy of higher-risk, hit-driven wins.
  - In the two years leading up to the acquisition, eOne's Film & TV business cumulatively burned cash by spending nearly $500 million on content acquisition and production. On its Q4 21 earnings call, Hasbro cautioned investors to expect *$725-825M in cash spend on content development and deliveries in 2022.*

- eOne provides Hasbro with an in-house studio to create content, however, **our research suggests that Games Workshop is paying less than $10 million to create a Warhammer TV series.**
  - Would paying a third-party studio to produce Hasbro content been a better use of shareholder capital than spending the $4.6 billion to acquire eOne?

Source: Alta Fox, Bloomberg, public filings.



In the 2+ years since Hasbro announced the eOne acquisition, HAS shares have lost more than 15% while the S&P 500 has returned more than 50%, resulting in a significant destruction of shareholder value

Case Study: Entertainment One Acquisition (3/3)

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

- **Management's 2023 guidance, the first year in which synergies from eOne will be fully baked into RemainCo Profit & Loss, implies that Hasbro's Board has overseen billions in shareholder value destruction at RemainCo from 2019 to 2023 in pursuit of its failed "Brand Blueprint" strategy.**

- RemainCo was supposed to be the biggest beneficiary of the "Brand Blueprint" strategy. Ironically, it appears it has been hurt the most due to the Board's lack of financial discipline and accountability.

Source: Alta Fox, public filings.

Framework with which to evaluate the enterprise value ("EV") of RemainCo pre and post the eOne acquisition:

RemainCo Value Destruction Post eOne Analysis	FY19
FY19 Total HAS EBITDA *pre*-eOne acquisition	911
(-) WOTC FY19 EBITDA	-313
FY19 Implied Consumer EBITDA	**599**
EBITDA Multiple	10.0x
FY19 Implied Consumer EV	**5,986**
(+) eOne Acquisition EV	4,600
Implied 2019 RemainCo EV	**10,586**
	FY23
FY23 Consumer EBITDA (AFC est based on mgmt. guidance)	635
EBITDA Multiple	10.0x
FY23 Consumer EV	**6,352**
FY23 Entertainment EBITDA (AFC est based on mgmt. guidance)	178
EBITDA Multiple	10.0x
FY23 Entertainment EV	**1,776**
FY23 RemainCo EV (Consumer + Entertainment FY23 EV)	**8,127**
(-) Implied FY19 RemainCo EV	10,586
Implied RemainCo Value Destruction Since eOne	**-2,458**

Case Study: Power Rangers Acquisition (1/2)

- Hasbro acquired the Power Rangers IP in June 2018 from Saban Brands, the creator of Power Rangers.

- The transaction was valued at $534 million, which included the issuance of $270 million of HAS common stock (~3.1 million shares, or ~2.5% of then outstanding shares).

- Despite the size of the transaction, Hasbro did not disclose any financial metrics related to the acquisition or, specifically, Power Rangers.

- In the first full year of ownership (2019), the Hasbro reporting segment that included Power Rangers (Emerging Brands) reported less than $20 million annual revenue increase.
  - This is another example of extremely poor investor disclosure and is, in our view, reflective of a Board that cares little for its shareholders.

- **This leads us to believe that Hasbro paid a significant price for Power Rangers, which generated an insignificant amount of revenue and earnings post synergies.**



Hasbro Closes Acquisition of Saban Properties' Power Rangers and other Entertainment Assets

June 12, 2018

PAWTUCKET, R.I.--(BUSINESS WIRE)--Jun. 12, 2018-- Hasbro, Inc. (NASDAQ: HAS) today announced it has closed the previously announced acquisition of Saban Properties' Power Rangers and other Entertainment Assets. The transaction was funded through a combination of cash and stock valued at $522 million.

'Power Rangers will benefit from execution across Hasbro's Brand Blueprint and distribution through our omni-channel retail relationships globally," said Brian Goldner, Hasbro's chairman and chief executive officer. "Informed by engaging, multi-screen entertainment, a robust and innovative product line and consumer products opportunities all built on the brand's strong heritage of teamwork and inclusivity, we see a tremendous future for Power Rangers as part of Hasbro's brand portfolio."

Hasbro previously paid Saban Brands $22.25 million pursuant to the Power Rangers master toy license agreement, announced by the parties in February of 2018, that was scheduled to begin in 2019. Those amounts were credited against the purchase price. Upon closing, Hasbro paid $131.23 million in cash (including a $1.48 million working capital purchase price adjustment) and $25 million was placed into an escrow account. An additional $75 million will be paid on January 3, 2019. These payments are being funded by cash on the Company's balance sheet. In addition, the Company issued 3,074,190 shares of Hasbro common stock to Saban Properties, valued at $270 million.

The transaction, including intangible amortization expense, is not expected to have a material impact on Hasbro's 2018 results of operations.

Source: public filings.

Case Study: Power Rangers Acquisition (2/2)

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

Alta Fox believes the $534M acquisition of Power Rangers was significantly value-destructive and a prime example of the Board's poor capital allocation strategy.

- Despite continued investment in the franchise, including the new Power Rangers Dino Fury series, Power Rangers appears to be struggling under Hasbro's 3+ year ownership.
  - Revenue generated from Power Rangers declined for the full year 2020 as well as through the first nine months of 2021.
  - Monthly subscribers and views to the official Power Rangers YouTube channel continues to stagnate.
- To this day, Hasbro continues to leave investors in the dark regarding the underlying revenue & EBIT contribution of Power Rangers to the group.



Power Rangers Official
8.86M subscribers





Monthly Gained Video Views for 'Power Rangers Official'
Video Views
2G
1G
0
-1G
-2G
May 19
Sep 19
Jan 20
May 20
Sep 20
Jan 21
May 21
Sep 21
Jan 22
Monthly Gained Subscribers for 'Power Rangers Official'
Subscribers
300k
200k
100k
0
May 19
Sep 19
Jan 20
May 20
Sep 20
Jan 21
May 21
Sep 21
Jan 22

Source: Socialblade.com.

Case Study: Backflip Studios ("Backflip") Acquisition

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

Hasbro bought 70% of Backflip for $112M in 2013, which, at the time, was doing nearly $100M in sales,[1] but became loss-making in 2014.[2] In 2019, after years of additional reinvestment and after acquiring the remaining 30% of Backflip, Hasbro wrote down the asset to $0 and closed down the studio.

- The premise behind the acquisition of Backflip Studios was simple: use Backflip's talent and resources to develop mobile games *in-house* for Hasbro IP (*but not WOTC IP*) to increase interest and demand for that IP. Backflip had generated tremendous consumer interest and revenues from its DragonVale game, and it should be able to replicate that same success with Hasbro's IP.

- While Hasbro likely initially poured capital into developing new games, after 2016's launch of Transformers: Earth Wars, the reinvestment into Backflip's development pipeline seems to have dropped precipitously, reflected in Hasbro's minimal pipeline disclosure from 2017 on.

- How much net cash flow did Hasbro lose on this investment? It's hard to say, but, according to our research, **the actual loss could be well in excess of the purchase price paid ($112M).**

- **In our view, Backflip was another casualty in Hasbro's decade-long history of poor capital allocation.**

1. https://www.gamesindustry.biz/articles/2019-10-24-backflip-studios-shutting-down
2. SEC Filings

Google Trends Analysis for Backflip Studios Produced Games



Source: Google Trends

ALTA FOX
CAPITAL

WOTC Failed Non-Core Bets Overseen by Board (1/3)

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

Despite Hasbro's apparent failure to show success with Backflip, the Board has pushed WOTC to also develop non-core video games in-house. To date, each of those projects have also been notable failures.

- In contrast to WOTC's success in expanding its tabletop games online and offline, there has been a noticeable lack of success in WOTC's non-core video game development the last few years. **We see this issue as driven by two key forces:**

  - o **Underfunded budgets coupled with too many ongoing projects**

  - o **Lack of appropriate oversight and direction that a new WOTC-focused Board would provide**

- Rather than take what seems to have been a "spray and pray" approach to producing new video games with underfunded budgets for each, with the right vision and data supported with appropriate ROI metrics and consumer surveys, we believe **WOTC can create phenomenal video games based on <u>its existing IP</u> that will bring new players into its core franchise games. We contend that new WOTC-focused investors post spin will be supportive of these endeavors, *if properly communicated*.**

- Short list of WOTC video game flops in the last 3 years (no meaningful successes to note):

  - o D&D Dark Alliance: 2021[1]

  - o Magic: Legends: 2021[2]

  - o Magic Spellslingers: 2019-2021[3]

Former Executive WOTC Video Game Producer: "Hasbro touted a narrative of 'we want to go big and aggressive with investments into video games' but in reality, we were told to build AAA-style games on a shoe-string budget and saw games rushed out the door before they were ready to meet earnings targets, ending up in a number of failures."

1. https://kotaku.com/dungeons-dragons-dark-alliance-is-a-tragic-mess-1847158391
2. https://massivelyop.com/2021/03/29/not-so-massively-magic-legends-is-messy-deep-and-more-of-an-mmo-than-you-think/
3. https://www.reddit.com/r/spellslingers/comments/njzqnp/community_seems_quietdead/

WOTC Failed Non-Core Bets Overseen by Board (2/3)

We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

Investors only need to look to Glassdoor to see more former employee testimonials confirming Alta Fox's view: **WOTC's development and success has been constrained by Hasbro as Hasbro's Board has run WOTC's core franchises as cash cows.**

We believe the former employee quote to the right encapsulates the key reasons why many of WOTC's recent video game development projects have failed, as well as why there remain numerous attractive reinvestment opportunities at WOTC today despite the company being almost three decades old. **This testimony is consistent with the feedback we have received from numerous former employee calls.**

Source: https://www.glassdoor.com/Reviews/Wizards-of-the-Coast-Reviews-E4718_P5.htm?sort.sortType=RD&sort.ascending=false&filter.iso3Language=eng

---

Current Employee, less than 1 year

OK Company Hamstrung By Parent

Apr 13, 2019 - Principal Software Engineer in Renton, WA

✔ Recommend   ✔ CEO Approval   ✔ Business Outlook

Pros
- Get to work with great audience & products
- Some truly amazing people trying to put things right
- Some parts of the company are pretty cutting edge

Cons

Hasbro has their tendrils in everything from IT to how vendors are selected & purchased, our signing certificates, etc. Hasbro is pretty incompetent at every level, and you have to deal with them regularly. You can't even buy a new alerting system to be used by a single team without several archaic operations groups having their say, legal making a bunch of bizarre contract requests of the vendor, etc. Something that would be an afternoon at other companies can take months.

Because wizards is the only consistently profitable business unit at hasbro, there's a high level of desperation to squeeze every bit of profit out of a business model that's already a bit aggressive. We are driving away key partners.

We had a big investment plan that would mean a huge cash injection into the company and allow us to accelerate the improvements, but hasbro turned it down and because management hyped it up so much, they're still trying to pretend hasbro approved it, which is sad.

WOTC Failed Non-Core Bets Overseen by Board (3/3)

We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

- Magic: Legends was marketed as a massive multiplayer online RPG (MMORPG) which WOTC had developed in partnership with Cryptic Studios since 2017. Instead of an MMORPG, the gameplay was closer to that of an arcade hack & slasher and was lacking the depth of content and gameplay users were expecting.[1] After ~4 years of development, a beta version of the game was launched in March 2021. Three months later, it was announced that the game would be shut down after a poor initial customer response.

- Alta Fox is not alone - MTG players have taken note of WOTC's poor resource allocation as well. In response to WOTC announcing it would be shutting down Magic: Legends and refunding all players, 2015 MTG World Champion Seth Manfield spoke up for the community with the following response:



1. https://www.youtube.com/watch?v=Akom8ssAQvM
2. https://twitter.com/SethManfield/status/1409962614046736392

G.I. Joe AAA Video Game Investment Leaves Us Baffled

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

- To add fuel to the fire, in September 2021 WOTC announced it would be making a AAA G.I. Joe Action Adventure Game[1] in another one of Hasbro's attempts to revive the dormant IP following the, in our view, extremely disappointing release of the Snake Eyes G.I. Joe movie released in 2021 ("Snake Eyes").

- To add perspective on just how poorly Snake Eyes flopped, the film grossed <$40M box office return vs a stated budget of $88M and an estimated breakeven point of $160-175M by industry insiders.[2,3]

- In light of the countless reinvestment opportunities WOTC has into the MTG and D&D ecosystems, **we find it alarming that Hasbro's Board is "allowing" (incentivizing? pushing? forcing?) WOTC to invest such a meaningful portion of its R&D budget into an IP that consumers clearly have little appetite for.**

- *Ex-employees we have spoken with believe this is a poor allocation of WOTC resources and are skeptical that the game will be successful.*



Wizards of the Coast is making a big-budget G.I. Joe game

By Jody Macgregor September 26, 2021

1. https://www.pcgamer.com/wizards-of-the-coast-is-making-a-big-budget-gi-joe-game/
2. https://www.the-numbers.com/movie/Snake-Eyes-G-I-Joe-Origins-(2021)#tab=summary
3. https://variety.com/2021/film/news/snake-eyes-box-office-flop-gi-joe-toy-movies-1235026986/

WOTC Distractions: G.I. Joe is Just One of Many

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

Alta Fox views WOTC resources spent on developing video games or Trading Card Games ("TCGs") for non-WOTC Hasbro IP as a colossal failure of capital allocation and waste of WOTC talent and time considering the incredible reinvestment opportunities WOTC has within its core brands.

- It's not only G.I. Joe.

- **Hasbro had WOTC develop a Transformers card game in 2017 (that could have been in the works even longer)[1] which did not meet Company expectations and was shut down in 2020.[2]**

- On its investor day in February 2021, Chris Cocks talked about WOTC "leveraging some perennial Hasbro favorites with an eye towards developing them digitally", mentioning G.I. Joe, Transformers, Micronauts, and Ouija—as in Ouija Board.

    o *Alta Fox would really like to know who at Hasbro/WOTC thinks this is a good use of WOTC's R&D budget?*

1. https://www.seibertron.com/transformers/news/wizards-of-the-coast-to-produce-transformers-card-game/40393/
2. https://www.dicebreaker.com/games/transformers-trading-card-game/news/transformers-tcg-ended

ALTA FOX
C A P I T A L

WOTC Distractions: Lack of Focus Has Hurt MTG Players

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

We believe the Board's obsession with Hasbro's lower quality Consumer business has plagued WOTC's ability to invest in the long-term health of its brands

- For all the positive strides WOTC has made in appealing to collectors, social and digital MTG players, WOTC has seemingly turned a cold shoulder on its core competitive player base.

  o In 2019, WOTC alienated the vast majority of would-be competitive MTG players by making barriers to entry to MTG's top prize pool events exceptionally high following the creation of the highly speculative Magic Pro League (MPL) and Rivals League ventures.[1,2]

  o **On 6.17.21, WOTC quietly cut the prize pool for the MTG World Championship from $1M to $250,000 which we suspect was due to pressure from Hasbro tightening WOTC's purse strings.[4]** Following the player outrage that ensued and an open letter sent from several top MTG competitors shown to the right, WOTC brought the prize pool back to ~$1M (though $750k was paid out in just "appearance" fees).

- Our conversations with numerous top MTG players have indicated that a return to the original 2018 pro tour system[3] with low-barrier high profile online and offline competitive events is an answer to re-igniting demand for competitive play from casual players.

- We support WOTC's recent decision to hire former MTG world champion William "Huey" Jensen to help support the future of organized play. However, we believe more change is needed beyond one mid-level employee deep within WOTC.[5] Fully supporting the MTG community requires support from the top of the organization with a WOTC-focused expert Board and a formal separation from Hasbro.

1. https://mtg.fandom.com/wiki/Magic_Pro_League
2. https://mtg.fandom.com/wiki/Rivals_League
3. https://en.wikipedia.org/wiki/Magic:_The_Gathering_Pro_Tour
4. https://dotesports.com/mtg/news/magic-world-championship-prize-pool-cut-by-750000
5. https://www.reddit.com/r/magicTCG/comments/rqo697/william_jensen_on_twitter_hey_everyone_i_have/

6.28.21 Open Letter to Hasbro from MTG Professionals

Dear Mr. Goldner,

We have decided to come forward through this open letter in response to the last minute changes to the upcoming Magic, the Gathering (owned by Wizards of the Coast, subsidiary of Hasbro) World Chapionship, taking place on 10-12 October, and provide a perspective that might not have been previously considered.

As you might know, World Championship has been the peak of Magic's competitive season and the most watched tournament of past years. It is an event where the very best players fight for the prestigious World Champion title and with a pool of only 16 players, it takes an immense, season-long effort to qualify. Prize money earned at this event makes up a substantial chunk of yearly income for professional players.

Having these things in mind, not only does the recent announcement cause a serious financial blow to those involved. It has also come very late in the season, as multiple participants will have been locked in by the end of next week, undermining the decision process that has led them there and the time they have all invested to qualify. We wouldn't like to use the word „promise" lightly, but in the least we were lead to believe the prizepool was going to be $1 million, most notably in the article „The Future of Magic Esports" (published August 14th 2019), compared to $250k into which it has been quietly changed last week.

The prize cut has been made without any discussion with players, away from the sight of Magic community, which, not only for reasons mentioned above, is very unsettling. We would like to know if you are aware of and support this decision made by Wizards of the Coast, and took into account what this could do to Hasbro's public image. Furthermore, we are kindly asking you to consider the impact this might have on the World Chapionship, which would have normally been the most anticipated and exclusive Magic event of the year.

Respectfully,
MPL and Rivals League members

Stanislav Cifka
Ondrej Strasky
Ivan Floch
Eli Kassis

Source: https://twitter.com/StanCifka/status/1409568215634743307?s=20

Summary of Board's Lack of WOTC Prioritization ③

We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

We believe the Board has poorly allocated capital into speculative investments with disastrous results. In our view, they have overemphasized Hasbro's Consumer business and underemphasized WOTC.

Investment	Date Announced	Price Paid / Amount Spent	% of Hasbro EV at the time (AFC est)	Multiple Paid	Rationale?	WOTC IP Focused?
eOne	August 2019	$4,600M	~30%	~18x Trailing Twelve Month ("TTM") EBITDA	Make toys for peppa pig/pj masks. Take content development in-house for IP	No
Power Rangers	May 2018	$534M	~4%	Terms not disclosed, but HAS mentioned that the earnings impact in 2018 would be immaterial	Make toys based on Power Rangers	No
G.I. Joe Video Game	September 2021	$200M+ once finished given AAA branding?[1]	Terms not disclosed	Terms not disclosed	Use WOTC resources to develop a G.I.Joe AAA video game	No
Backflip	July 2013	$112M	~2%	Terms not disclosed, but Backflip operating profit was negative in 2014	Take mobile video game development in-house for owned IP	No
Transformers Card Game	2017	Terms not disclosed	Terms not disclosed	Terms not disclosed	Use WOTC resources to develop a Transformers trading card game	No
Transformers, Micronauts, Ouija Board Video games	Feb 2021	Terms not disclosed	Terms not disclosed	Terms not disclosed	Use WOTC resources to develop games for HAS IP in-house	No

Source: public filings.
1. Alta Fox estimate based on industry checks for AAA video game budgets

AFC Base Case Margin Forecasts Are Conservative

③ We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

AFC Base Case WOTC EBITDA margin forecasts are conservative to reflect reckless Board spending and poor capital allocation.

- Considering the Board's poor history of capital allocation and our skepticism surrounding WOTC's ongoing video game endeavors based on non-WOTC Hasbro's IP, we believe our WOTC margin assumptions are very conservative.

- **If WOTC were a standalone business solely focused on its own IP with its own savvy Board of Directors, we believe WOTC's margin profile would increase significantly from current levels and would be well ahead of Alta Fox forecasts.**

- The incremental margins for Arena should be incredibly high. As a standalone entity, we believe WOTC could approach 60%+ EBITDA margins in a few years – though even our bull case does not reflect that scenario.

- We believe our assumptions are conservative even after accounting for poor capital allocation into margin-dilutive activities.

Alta Fox WOTC Base Case Forecasts	2019	2020	2021	2022E	2023E	2024E
Revenue	761	907	1,287	1,373	1,579	1,847
y/y %		19%	42%	7%	15%	17%
EBITDA	313	444	606	621	742	924
y/y %		42%	36%	2%	19%	24%
margin %	41.1%	49.0%	47.1%	45.2%	47.0%	50.0%

Source: Alta Fox, public filings.

Hasbro's Current Capital Allocation Strategy

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

In our view, Hasbro's current capital allocation strategy is suitable *only* to the RemainCo, not to WOTC. We believe this further indicates the need for a spin-off.

Combined Entity's Current Capital Allocation Strategy	Does it Make Sense for RemainCo?	Does it Make Sense for Wizards of the Coast
~$375M in dividend payments / year	Yes – mature business with appeal to income investors	No – growth business that would attract growth-oriented investors
~$175M in interest payments / year at 4%	*Mandatory*	*Mandatory*
Minimal growth oriented capitalized reinvestment	Yes – mature business	No – growth business that is starved for **high ROI** capitalized reinvestment
Deploy the remainder of free cash flow into debt paydown	Yes – increases flexibility to redeploy future excess cash flow into buybacks & dividends	No – WOTC has an abundance of high ROI reinvestment opportunities. **Paying down cheap 4% debt is one of the worst possible uses of WOTC's excess cash flow**
Speculative growth investments in existing and new brand IP	Yes – but only if executed with significant financial discipline built on financial return hurdles and accountability	No – WOTC has an abundance of high ROI reinvestment opportunities within core IP and doesn't need to make speculative investments in non-core IP

Source: Alta Fox, public filings.

Where Should WOTC Be Deploying its Cash Flow?

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

- We take the view of WOTC's existing customers[1] that WOTC should be investing the majority of its cashflow into improving the game experience for its core properties to grow its player base and expand average revenue per user ("ARPU").

- We still believe that there is an opportunity for WOTC to develop 1P video games & work closely with 3P video game studios, but **it must balance creative spirits and appetite for risk-taking with financial discipline in order to make high-quality investments.**

- **While Hasbro has *somewhat* loosened the purse strings constricting WOTC's flexibility to reinvest, WOTC seems to be deploying its limited investment capital into risky ventures without appropriate oversight and it has shown in both the lack of success to date and underwhelming multi-year WOTC guidance.**

Alta Fox has identified a long list of reinvestment opportunities for WOTC into its core properties to improve the customer experience and expand ARPUs. Below we list a <u>sampling</u> of, in our view, high ROI reinvestment opportunities:

1. **Multiplayer offering in Arena**

2. **Improved social functionality and further <u>integration</u> of paper and digital MTG**

3. **Subscription offerings for Arena to provide better value to customers and transition the product to a more SaaS-like platform**

4. **Revival of competitive MTG through a carefully designed, *yet simple* in-person & online tournament structure to improve player engagement and retention**

5. **A one-stop-shop digital subscription & pay-as-you-go offering for a true-to-physical D&D experience (similar to how Arena is a true-to-physical MTG experience)**

1. Source: Twitter (@BeAMagicLegend)

We Believe the Board Is Not Suited to Run WOTC (1/3)

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

- It appears the current Hasbro Board is exclusively filled with consumer & entertainment experience and lacks gaming experience most relevant to WOTC – Hasbro's most valuable segment.

- The words: "player", "collector", or "customer" are mentioned in ZERO Board members bios, while "game/gaming" is only mentioned in ONE Board member bio.[1]

Alta Fox Characterization of Current Hasbro Board of Directors


Tracy A. Leinbach
Consumer


Kenneth A. Bronfin
Entertainment


Michael Burns
Entertainment


Hope Cochran
Digital Consumer


Lisa Gersh
Consumer


Edward M. Philip
Consumer


Laurel J. Richie
Entertainment


Richard S. Stoddart
Consumer


Mary Beth West
Consumer


Linda K. Zecher
Digital Consumer

1. https://investor.hasbro.com/corporate-governance/Board-of-directors

ALTA FOX
CAPITAL

We Believe the Board Is Not Suited to Run WOTC (2/3) ③

We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

The current Consumer & Entertainment focused composition of the Board, in our view:

- Probably made sense 10 years ago.

- *Might* have been understandable 5 years ago.

- **Is inexcusable today given Hasbro's transformed business mix and the increased importance of WOTC.**



WOTC as % of Total Hasbro EBITDA (Alta Fox Est)

- WOTC EBITDA as % of total
- RemainCo EBITDA as % of total

Hasbro has only disclosed WOTC EBITDA back to 2019. To the extent Alta Fox's estimates are inaccurate, the fault lies with the Board for lack of disclosure of a critical segment.

Source: Alta Fox, public filings.

We Believe the Board Is Not Suited to Run WOTC (3/3)

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

- **It appears that WOTC, the most valuable business segment, is not adequately represented on what is already a bloated Board.**

- In our view, WOTC needs its own expert Board of Directors that understands the asset and will support, rather than constrict, the business during its next phase of growth.

- **Beyond just WOTC, Hasbro's severely underqualified Board has had a negative impact on the entire business. To quote a former high-ranking executive from a multi-billion-dollar consumer company:**

"Hasbro's Board is just so stuck in the old ways. Just miss after miss of new consumer trends (i.e. collectables, mobile gaming)...
*The [Hasbro Board] is so risk averse, and everyone is trying to minimize the risk of anything new. **The way they think about risk is by comparing it with what they already know**. There is enough work from just making marginal improvements in new launches here and there to keep them busy."*

Note: Emphasis is Alta Fox's interpretation

Hasbro FY21 EBITDA Mix[1]



1. SEC Filings. FY2021 EBITDA representation exceeds 100% because it excludes corporate overhead

% of Alta Fox FY24 Price Target[2]



2. Alta Fox FY24 price target is pro rata adjusted for net debt

Misaligned Incentives (1/5): Lower Executive Comp Targets Yet Improve Expected Payout

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

- **Under the current Board's tenure, we believe the executive compensation payout and structure at Hasbro has been perverse.** We fail to understand why Hasbro's CEO deserved increasing expected payouts through options and easy-to-hit targets at the expense of both shareholders and more reinvestment at WOTC, despite significantly underperforming both Hasbro's benchmark and the broader market.

Hasbro CEO Comp	Salary	Bonus	Stock Awards	Option awards	Non-Equity Incentive Plan	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
FY20	$1,600,000	$0	$3,735,288	$6,294,872	$4,195,801	$354,447	$487,602	$16,668,010
FY19	$1,600,000	$0	$6,417,739	$5,908,832	$3,817,801	$50,136	$166,370	$17,960,878
FY18	$1,550,000	$0	$3,026,520	$3,400,816	$0	$89,357	$432,930	$8,499,623

- Moreover, **we see no compelling rationale to justify why executive compensation targets were meaningfully slashed in 2019 vs 2018**, and why cumulative targets were not raised proportionate to the incremental revenues and earnings from eOne.

	Annual Exec Comp Targets					Annual Exec Comp ACTUALS					Outperformance (underperformance)		
	Revenue	y/y %	EBIT Margin	FCF	y/y %	Revenue	y/y %	EBIT Margin	FCF	y/y %	Revenue	EBIT Margin (bps)	FCF
2020	$6,283,077	4%*	14.70%	$467,606	-13%	$5,465,443	16%	15.10%	$896,980	73%	-13%	40	92%
2019	$4,791,132	-10%	14.00%	$534,762	-13%	$4,720,227	3%	14.20%	$519,709	-11%	-1%	20	-3%
2018	$5,329,612	1%	15.90%	$615,737	17%	$4,579,646	-10%	10.60%	$585,419	0%	-14%	-530	-5%
2017	$5,271,534		15.90%	$524,659		$5,090,533		15.35%	$586,000		-3%	-55	12%

*adjusted for eOne revenue contribution

	LT Exec Comp Targets (rolling 3-year)					LT Exec Comp ACTUALS (rolling 3-year)					Outperformance (underperformance)		
	Revenue	y/y %	Cumulative EPS	y/y %	ROIC Margin	Revenue	y/y %	Cumulative EPS	y/y %	ROIC Margin	Revenue	EPS	ROIC Margin
2018-2020	$16,494	1%	$16.27	13%	17.0%	$14,126	-1%	$12.52	2%	15.2%	-14%	-23%	-182
2017-2019	$16,348	12%	$14.34	24%	14.5%	$14,272	-3%	$12.30	4%	13.8%	-13%	-14%	-66
2016-2018	$14,654	9%	$11.60	20%	13.2%	$14,674	-3%	$11.88	-12%	13.6%	0%	2%	43
2015-2017	$13,442		$9.65		11.9%	$15,084		$13.54		13.5%	12%	40%	164

Source: Alta Fox, public filings.

Misaligned Incentives (2/5): Poorly Designed Executive Compensation Structure

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

We believe Hasbro's current executive compensation structure is misaligned with shareholders' interests. In our view, executive compensation should be restructured to have a significant majority of compensation tied to financial performance with a heavy emphasis on total shareholder returns.

1. **Apart from EPS growth, Hasbro's executive compensation metrics (revenue, EBIT margin, FCF, ROIC) have little to do with creating shareholder value and are easily manipulated.**

2. **Majority of executive compensation is not performance-based.**

3. **Performance targets appear laughably low yet offer large payouts to management for achieving them.**

   • Hasbro's Board has a history of cutting both short-term and long-term performance targets for management. In addition to cutting performance targets in 2019 & 2020 and failing to appropriately adjust long-term compensation targets to account for the acquisition of eOne in 2020, the Board also significantly cut annual and long-term executive performance targets **each year** from 2012-2015.

4. **"Shareholder return" is mentioned just once in Hasbro's proxy, which is likely a reflection of how little the Board prioritizes the most important criteria for which a management team should be judged.**

Source: Alta Fox, public filings.

Misaligned Incentives (3/5): Peer Boards Far Outclass Hasbro Directors in Focus on Shareholder Return

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

Hasbro's peers demonstrate significantly more focus on shareholder return, both in their communication with investors and underlying compensation structures. We believe that the superior focus by peers on shareholder value creation has in part contributed to their aggregate multi-year outperformance vs Hasbro.

Hasbro's 2020 proxy statement mentioned "shareholder return" **only once.**

This count fell far below peers that place much more relative importance on TSR ("Total Shareholder Return"), depicted in the graph on the right.



Mentions of TSR in 2020 Proxy Compared to 3-Year Annualized TSR

Source: Alta Fox, public filings.

Misaligned Incentives (4/5): Board Members Have Only Sold Hasbro Stock

3

We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

- None of the current Board members appear to have significant public market investing experience or represent meaningful shareholders of Hasbro.

- **None of the current Board members have ever bought shares in Hasbro in the last 10 years.**

Hasbro Board members have a long history of selling down stock



HAS US Equity
25) Export
Settings
Security Ownership
HASBRO INC CUSIP 41805610
1) Current
2) Historical
3) Matrix
4) Ownership Summary
5) Insider Transactions
6) Options
7) Issuer Debt
Transaction Type All Open Market Buy/Sell
Range 02/16/12 - 02/16/22
10) Chart
11) Table
Shareholders All
Net Transaction Volume
Largest Transactions
Participants
Trade Date
Amount
8) Max shares sold in single transaction
Goldner Brian
02/12/2014
-390,000
9) Max shares bought in single transaction
Goldner Brian
10/29/2018
11,000
120
100
80
60
40
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Source: Bloomberg, public filings.

Misaligned Incentives (5/5): Significant Underperformance Under Board Tenure

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

Despite WOTC's phenomenal growth over the last five years, Hasbro's stock price has significantly underperformed the broader market and its own benchmark over any relevant time frame (5-yr, 4-yr, 3-yr, 2-yr, 1-yr) in the last five years.



Five Year Total Shareholder Return – Total Return



Five Year Total Shareholder Return – Annualized

<u>Hasbro has underperformed the S&P 500 by 95% over the last five years.</u>

We are baffled at how Hasbro continues to tout strong shareholder returns given the significant underperformance highlighted above.

Benchmark is the Russell 1000 Consumer Discretionary Index, as denoted in Hasbro's 2020 proxy.
Source: Bloomberg. Assumes dividends are reinvested.

Hasbro's Board Continues to Double Down on its Underperforming "Brand Blueprint" Strategy (1/4)

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

- On January 5, 2022, Hasbro announced the appointment of Chris Cocks, President of WOTC, as CEO of Hasbro.

- Tracy Leinbach, the current Chair of the Board, said in that same press release, "In Chris, we have chosen a leader uniquely positioned to execute and evolve Hasbro's "Brand Blueprint" strategy while continuing to generate growth and deliver strong shareholder returns."

We believe this statement is extremely misleading and is a slap in the face to Hasbro shareholders.

The "Brand Blueprint" strategy has yielded nearly 100% underperformance vs the S&P over the last 5 years due to exceptionally poor capital allocation.

- Rather than appointing Cocks to focus most of Hasbro's resources on core WOTC IP, the Board seems to be appointing Cocks with the intention of having him carry on with Hasbro's underperforming "Brand Blueprint" strategy, which we believe is another term for "empire-building" without of financial discipline.

It is our hope that Cocks will do what is right for shareholders by pursuing a separation of RemainCo and WOTC given, what we believe to be are, the fundamentally different capital allocation strategies and investor bases that are optimal for each asset.

Hasbro's Board Continues to Double Down on its Underperforming "Brand Blueprint" Strategy (2/4)

3 **We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments**

◆ WSJ NEWS EXCLUSIVE | BUSINESS

Mattel Wins Disney Princess Toy Deal, Joining Elsa of 'Frozen' With Barbie

Toy company wrests back rights to film characters from rival Hasbro; losing the contract was 'a wake-up' call for Mattel

- While apparently distracted by its undisciplined and underperforming "Brand Blueprint" strategy, the Board has allowed one of its key third party licenses, the Disney Princess/Frozen license, to slip through its grasp and fall back into the hands of Mattel (it was originally won from Mattel in 2014).[1,2]
- Given that the vast majority of Hasbro's fundamental value is attributable to WOTC, the loss of the license is immaterial to Hasbro's intrinsic value. That said, we believe **the loss of this contract is another material piece of evidence that Hasbro's "Brand Blueprint" strategy is not only failing but is having significant adverse effects on other parts of the business such as 3rd party partner brands.**

1. https://www.wsj.com/articles/mattel-wins-disney-toy-deal-joining-elsa-of-frozen-with-barbie-11643198404
2. https://www.theglobeandmail.com/globe-investor/investment-ideas/highs-and-lows-of-toy-industry-make-hasbro-mattel-risky-buys/article21977477/

ALTA FOX CAPITAL

77

Hasbro's Board Continues to Double Down on its Underperforming "Brand Blueprint" Strategy (3/4)

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

- Despite investing more than $5B over the last four years into its Consumer business, Hasbro's Consumer business has significantly underperformed against Mattel since 2019. In our view, this is stark evidence that the Board's undisciplined "Brand Blueprint" strategy has wasted shareholder capital, and ultimately failed investors.

- Mattel's new CEO, who joined the company in 2018, has focused on cost rationalization and brand optimization – a successful strategy that has been lost on Hasbro's complacent Board. Should the Board take a more disciplined approach to managing its Consumer division, similar to Mattel, we believe shareholders would witness a similar improvement in results.

Mattel has significantly outgrown Hasbro's Consumer division on revenue, EBIT, and EBIT margin

	Q1-2019	Q2-2019	Q3-2019	Q4-2019	Q1-2020	Q2-2020	Q3-2020	Q4-2020	Q1-2021	Q2-2021	Q3-2021	Q4-2021
HAS Consumer Revenue (Pro Forma for eOne)												
NA	318	373	821	634	322	283	830	681	363	391	805	757
EMEA	161	177	309	377	157	142	317	374	189	177	304	399
Asia	75	87	95	133	58	61	78	99	65	68	76	101
LATAM	66	93	155	134	36	34	93	86	38	53	98	99
Total HAS Consumer Revenue	619	729	1,379	1,278	573	520	1,318	1,240	654	689	1,283	1,356
MAT Total Revenue												
NA	341	423	822	690	288	433	925	779	480	561	1,037	891
EMEA	174	191	338	353	173	152	407	397	238	247	421	470
Asia	65	91	88	107	45	61	89	121	55	86	72	112
LATAM	65	121	182	198	51	58	159	187	56	93	181	190
Total MAT Revenue	645	827	1,430	1,347	557	704	1,580	1,484	829	986	1,710	1,663
Total HAS Consumer (-) MAT Revenue	-25	-98	-50	-68	16	-184	-262	-244	-175	-297	-428	-307
HAS Consumer EBIT Margin	-2%	1%	17%	11%	-4%	-10%	19%	11%	5%	3%	16%	10%
MAT Total EBIT Margin	-14%	-4%	12%	7%	-22%	-3%	25%	13%	3%	6%	23%	15%
Total HAS Consumer (-) MAT Margin	12%	4%	5%	4%	19%	-7%	-6%	-2%	2%	-4%	-6%	-4%

*Note that these numbers reflect **organic** revenues of both businesses since 2019.*

Source: Alta Fox, public filings.

Hasbro's Board Continues to Double Down on its Underperforming "Brand Blueprint" Strategy (4/4)

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

- Why has the **execution** of the "Brand Blueprint" strategy failed in our view?
    - o Lack of financial discipline regarding major acquisitions (i.e. eOne, Power Rangers).
    - o Inability to show success with internally developed derivative video games (i.e. Dark Alliance, Transformers: Earth Wars, Monopoly Towns).
    - o Suboptimal cost structure in Consumer business evidenced in results vs Mattel.
    - o Underinvestment in Hasbro's crown jewel IP: Magic: The Gathering and Dungeons & Dragons.

Since embarking on its "Brand Blueprint" strategy in 2010, Hasbro's stock price has underperformed the S&P by >170%.



Source: Bloomberg (assumes dividends are reinvested), Alpha Sense. Assumes a starting date of 11/9/2010 following Hasbro's launch of its "Brand Blueprint" strategy at its investor day.

It Pays to Be a Hasbro Director

3 We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

Hasbro Directors are paid an average of $350,000 per year, significantly more than their peers at Mattel, despite poor absolute and relative shareholder returns.

Hasbro Director Compensation								
	2019				2020			
	Cash Fees	Stock Awards	Other Comp	Total	Cash Fees	Stock Awards	Other Comp	Total
Tracy A. Leinbach	$138,664	$160,000	$32,685	$331,349	$142,524	$160,000	$33,204	$335,728
Kenneth A. Bronfin	$154,115	$160,000	$90,490	$404,605	$142,120	$160,000	$92,462	$394,582
Michael Burns	$112,096	$160,000	$0	$272,096	$115,024	$160,000	$0	$275,024
Hope Cochran	$142,503	$160,000	$2,500	$305,003	$142,524	$160,000	$0	$302,524
Lisa Gersh	$0	$316,809	$119,567	$436,376	$0	$325,027	$134,701	$459,727
Edward M. Philip	$162,046	$160,000	$238,893	$560,939	$157,524	$160,000	$253,790	$571,314
Laurel J. Richie					$19,996	$86,400	$707	$107,103
Rich Stoddart	$0	$302,949	$58,426	$361,375	$122,524	$160,000	$68,686	$351,210
Mary Beth West	$134,596	$160,000	$3,337	$297,933	$137,524	$160,000	$9,670	$307,194
Linda Zecher	$135,935	$160,000	$44,159	$340,094	$135,024	$160,000	$50,850	$345,874
Allen G. Hassenfeld	$110,003	$160,000	$73,629	$343,632	$110,024	$160,000	$81,277	$351,301
Crispin H. Davis	$0	$296,732	$31,284	$328,016	$0	$303,027	$42,737	$345,764
Average Annual Compensation				$361,947				$345,612
Total Director Compensation				$3,981,418				$4,147,345

Board Benchmarking			
	Hasbro	Mattel	Apple
Avg. Director Compensation	$345,612	$266,220	$411,925
2020 Stock Performance	(8.4%)	28.7%	82.0%
Number of Directors in 2020	11	9	6
2020 Total Director Compensation	$4,147,345	$2,395,981	$2,471,547

We struggle to understand why Hasbro spends more on total Director compensation than Apple, the largest company in the world with more than 50x the revenue of Hasbro (not to mention an incredible track record of shareholder value creation).

Source: Alta Fox, public filings.

We Believe WOTC Needs to be a Standalone Business ③

We believe Hasbro's Board runs WOTC like a cash cow and reinvests its cash flow into funding highly speculative investments

Alta Fox believes that:

- As a standalone entity, the market would be forced to appropriately value WOTC, which would lead to +100% upside for current Hasbro shareholders over the next few years.

- WOTC has ample reinvestment opportunities *into its core IP* to accelerate growth and improve the dominance of its franchises but is being run as a cash cow by Hasbro, unable to reinvest the majority of its cash flow into core IP.

- WOTC must be separated from Hasbro to end the distractions & pressures on WOTC to make moonshot bets on Hasbro's IPs and refocus on its own dominant assets.

- WOTC needs its own independent and specialized Board to optimize its capital allocation and reinvestment strategy.

4

As a standalone entity, we believe WOTC's long-term revenue growth and margin profile would markedly improve, and the market could appropriately value the asset unlocking meaningful value for HAS shareholders

Standalone WOTC Tracks the Alta Fox Bull Case

4

We believe WOTC's long-term growth and margin profile would markedly improve as a standalone business

We believe WOTC could significantly improve its capital allocation as a standalone business with its own informed and incentivized Board of Directors.

- As a standalone entity, we believe WOTC would show meaningful long-term operating leverage for the following key reasons:

    1. Immediately stop investing in expensive speculative projects and mediocre IP (i.e., AAA G.I. Joe Video Game)

    2. Significantly reinvest in a host of attractive reinvestment opportunities centered around its core IP to attract new customers to its core games of MTG and D&D, improve customer engagement, and improve the ecosystems of both games


G.I. JOE


Magic
The Gathering
Deckmaster


PLAYER'S HANDBOOK
DUNGEONS & DRAGONS

WOTC Reinvestment Opportunities

4

We believe WOTC's long-term growth and margin profile would markedly improve as a standalone business

Alta Fox has identified a long list of reinvestment opportunities for WOTC's core properties to drive growth based on conversations with top professional MTG players, WOTC ex-employees, and other industry participants. We believe strong execution on any or all of these initiatives would improve the customer experience and drive profitable growth.

We encourage investors to view our www.FreeTheWizards.com website where we share a small subset of our reinvestment ideas for Wizards of the Coast.

https://freethewizards.com/our-ideas/

https://freethewizards.com/players/

We plan to give more details regarding our ideas for reinvestment into the business closer to the anticipated annual meeting date in May 2022.


Free The Wizards
3
Sorcery
This spell can't be countered.
Destroy all enchantments you don't control.
Return all wizards from exile to the battlefield.
Gain 5 life.
"After infiltrating the depths of Hasbro's lair, the Shadowmage broke the chains that bound his wizard comrades. However, it was up to the newly freed wizards to ensure their own escape to sovereignty."
This card is fan created and for parody and entertainment purpose only

WOTC Core IPs are still in Early Innings of Growth

4 We believe WOTC's long-term growth and margin profile would markedly improve as a standalone business

We believe our base case revenue and margin assumptions are extremely conservative considering the numerous attractive reinvestment opportunities at WOTC

- The relevant video game market for WOTC is immense with 600-800M gamers, well in excess of Hobby Shop foot-traffic of ~60M pre-covid.[1]
- In our view, Arena is complementary to paper MTG and has only scratched the surface in terms of both player penetration and player monetization.
- Alta Fox base case assumptions underwrite no success of any new reinvestment opportunities into core IP or non-core IP having success, with minimal growth of MTG Arena, while costs of new initiatives depress incremental margins.
- As a standalone entity, we believe WOTC would be more focused on developing its core IP and have a much clearer path to margin expansion. If executed correctly, we believe Arena could more than double WOTC's revenues today while continuing to drive growth in paper.

Source: Alta Fox, public filings.
1. 11.11.21 Hasbro's Jefferies Virtual Global Interactive Entertainment Conference Call

Illustrative Arena Potential Revenue Analysis

		Arena Average Yearly Revenue Per User Assumption				
		$80	$100	$120	$140	$160
Arena Active Players Assumption (M)	2	$160	$200	$240	$280	$320
	4	$320	$400	$480	$560	$640
	6	$480	$600	$720	$840	$960
	8	$640	$800	$960	$1,120	$1,280
	10	$800	$1,000	$1,200	$1,400	$1,600
	12	$960	$1,200	$1,440	$1,680	$1,920
	14	$1,120	$1,400	$1,680	$1,960	$2,240

Alta Fox Base Case WOTC Forecasts	2019	2020	2021	2022E	2023E	2024E
Revenue	761	907	1,287	1,373	1,579	1,847
y/y %		19%	42%	7%	15%	17%
EBITDA	313	444	606	621	742	924
y/y %		42%	36%	2%	19%	24%
margin %	41.1%	49.0%	47.1%	45.2%	47.0%	50.0%

5

The Consumer & Entertainment RemainCo features strong IP with strong creative talent and, in our view, should thrive in an environment that dictates a more stringent focus on ROIC

RemainCo (Consumer + Entertainment) Overview

5 RemainCo is high quality and, in our view, should thrive in an environment that dictates a more stringent focus on ROIC

- **Consumer** – Product sales derived from non-WOTC IP, inclusive of Peppa Pig and PJ Masks, which were added in the eOne acquisition in 2019.

- **Entertainment** – 1P and 3P content production and distribution sales (this segment is new post the eOne acquisition in 2019).

- What was Hasbro's rationale for acquiring eOne and creating the new "RemainCo"?
    - Bring Peppa Pig and PJ Masks in-house to start making toys for those product lines once original licensing deals roll off (end of 2021). That should yield ~$85-90M of incremental EBIT (~2/3rds of total synergies).
    - Combine eOne and Hasbro's subscale entertainment divisions and extract synergies. That should yield ~$40-45M of cost savings (~1/3 of total synergies).
    - Use eOne's creative talent and production capabilities to produce more TV/film content for Hasbro IP. This is not included in synergies target.
    - **Total stated EBIT synergies of $130M to be realized by 2023 which do *not* include any upside from new Hasbro content for 1P brands using eOne production capabilities.[1]**

1. https://investor.hasbro.com/static-files/53f70a39-400b-4a87-b389-3df135b67334

AFC View of eOne Acquisition

5

RemainCo is high quality and, in our view, should thrive in an environment that dictates a more stringent focus on ROIC

- We believe the rationale for the eOne acquisition was already built on an unsecure foundation as there were better uses of reinvestment capital that had much higher upside and lower risk. It appears that the **Board overpaid** for the asset as even post synergies to be realized by *FY23 (which have yet to materialize in Hasbro's results or guidance)* the implied multiple paid was still ~12x EBITDA, a significant premium to our expected valuation of RemainCo.

- **Hasbro likes to tout a narrative that this acquisition furthers its "Brand Blueprint" strategy, which includes WOTC. Alta Fox disagrees regarding WOTC. *Hasbro did not need to pay $4.6B to get a MTG TV show and D&D movie made.***

- Hasbro owns a high-quality collection of brands that eOne bolsters. In this case, we view the RemainCo whole as greater than the sum of the parts. That being said, in our view, **the incremental value Hasbro will derive from achieving fair value for WOTC is exponentially greater than arguing about the fair multiple for RemainCo. As a standalone entity we believe RemainCo would trade at 10.0x NTM EBITDA, in-line with Mattel.**

eOne Post Synergies EV/EBITDA Multiple (USD M)	
eOne Acquisition Price	**$4,600**
eOne Adj EBITDA	$265
2023 EBIT Synergies	$130
Post Synergies EBITDA	**$395**
Post Synergies EV/EBITDA	**11.7x**

RemainCo Target Price Sensitivity Analysis						
		RemainCo EBITDA Multiple				
		9.0x	**9.5x**	**10.0x**	**10.5x**	**11.0x**
RemainCo FY24 EBITDA	**$784**	$49.6	$52.4	$55.1	$57.9	$60.7
	$834	$52.8	$55.7	$58.7	$61.6	$64.5
	$884	$56.0	$59.1	$62.2	$65.3	$68.4
	$934	$59.1	$62.4	$65.7	$69.0	$72.3
	$984	$62.3	$65.7	$69.2	$72.7	$76.1

Source: Alta Fox, public filings.

Hasbro Owns a Portfolio of Iconic Brands

5 RemainCo is high quality and, in our view, should thrive in an environment that dictates a more stringent focus on ROIC

RemainCo is a diverse collection of high-quality, incredibly durable brands, many of which have been around for decades. Given these brands are established and well-known by consumers with strong retail distribution, we believe these assets *should* generate attractive returns on invested capital.

   

   

Portfolio includes other iconic brands like PJ Masks, The Game of Life, Play-Doh, Littlest Pet Shop, Clue, Scrabble, Battleship, Stratego, Candy Land, Twister, etc.

Hasbro Consumer Segment vs. Mattel

5

RemainCo is high quality and, in our view, should thrive in an environment that dictates a more stringent focus on ROIC

We value the Hasbro Consumer segment at 10.0x EBITDA, in-line with Mattel's current valuation. While under the leadership of its disciplined and highly efficient CEO Mattel has recently grown faster than Hasbro, we believe Hasbro's broader portfolio of brands offers even more upside potential if the value of IP is maximized with similar cost discipline.

	Hasbro Consumer	Mattel
Revenue CAGR '11-17[1]	+3.0%	-4.0%
Portfolio	Nerf, My Little Pony, Transformers, Play-Doh, Monopoly, G.I.Joe, Power Rangers, Peppa Pig, PJ Masks and more	Barbie, American Girl, Fisher-Price, Power Wheels, Hot Wheels, Masters of the Universe, Uno and more
Brand Concentration	No meaningful concentration	Barbie and Hot Wheels combined make up ~45% of Mattel's revenue
Manufacturing	Outsourced to third-party manufacturers (capital light, minimal capex)	Heavy mix of company-owned manufacturing facilities (greater capital intensity)
3 Year Stock CAGR	7.0%	22.7%
Forward EBITDA Multiple	Alta Fox estimates 10.0x	10.0x

Source: Alta Fox, public filings.

1. We use a revenue CAGR from 2011-2017, prior to the closure of most Toys "R" Us locations in 2018-2019 which caused a one-off multi-year headwind for the toy industry. Hasbro Consumer CAGR is Alta Fox's estimate.

What Is Hasbro IP Worth To a Content Buyer?

5 RemainCo is high quality and, in our view, should thrive in an environment that dictates a more stringent focus on ROIC

Alta Fox believes Hasbro's portfolio of IP, with incredible content potential, would command substantial value in a transaction with a strategic acquirer given the current frenzy among content buyers.

Target	Acquirer	Transaction Value	Notes
21st Century Fox	Disney	$71 billion	• 12x EBITDA
MGM	Amazon	$8.5 billion	• 37x EBITDA
Roald Dahl Story Co	Netflix	Undisclosed	• Owner of IP including Charlie and the Chocolate Factory and Matilda
Hello Sunshine	Blackstone	$900 million	• Production company creating film and TV content
Moonbug	Blackstone	$3 billion	• Owner of IP including CoCoMelon • Alta Fox believes CocoMelon likely sold for a double-digit revenue multiple

Source: Alta Fox, media reports, public filings.

Case Study: Peppa Pig and PJ Mask

5

RemainCo is high quality and, in our view, should thrive in an environment that dictates a more stringent focus on ROIC

Alta Fox believes the Peppa Pig and PJ Masks franchises are gem assets, and are conservatively worth more than $2 billion to a strategic acquiror in today's market. We believe Hasbro's portfolio of storied and iconic franchises has several other gems that would command significant value in an acquisition.

- In the last full year financial statements (FY19, ended in March) prior to eOne's acquisition by Hasbro, eOne reported that Peppa Pig and PJ Masks collectively did nearly $200 million of revenue and more than $120 million of EBITDA.
- At the 2018 eOne Capital Markets Day, management stated that Peppa Pig was shown in every country in the world and had been growing for 14 years.
  - In FY19, Peppa Pig's revenue grew nearly 20% year over year
  - In FY19, PJ Masks revenue grew nearly 40% year over year
- While Hasbro does not break it out, we believe earnings generated from Peppa Pig and PJ Masks have continued to grow and are likely well-north of the $120 million of EBITDA reported in FY19.
- Given the quality of the asset, prior to its acquisition by Hasbro **the JP Morgan sell-side research analyst covering eOne prior to the acquisition valued Peppa and PJ Masks at 22x EBITDA.**

Peppa Pig and PJ Masks Illustrative Valuation

	FY End (GBP)		FY End (USD)	YoY %
	3/31/2018	3/31/2019	3/31/2019	
eOne Family & Brands Revenue				
Peppa Pig	75	90	119	19.9%
PJ Mask	43	60	79	39.3%
Other	6	9	12	46.7%
Total revenue	**124**	**159**	**210**	**27.9%**
EBITDA	**71**	**97**	**128**	**36.6%**
margin	57.3%	61.2%	61.2%	
EBITDA Multiple			17.5x	
Enterprise Value			**2,249**	

- While Peppa Pig and PJ Masks alone have significant value, we wonder what Hasbro's Transformers franchise is worth given its 40 years of history, strong consumer products sales and nearly $5 billion of box office revenue.[1]

Source: Alta Fox, public filings

1. https://www.cnbc.com/2021/01/31/the-13-highest-grossing-film-franchises-at-the-box-office.html

Hasbro's Entertainment Segment Valuation

5

RemainCo is high quality and, in our view, should thrive in an environment that dictates a more stringent focus on ROIC

We value the Hasbro Entertainment Segment at 10.0x forward EBITDA.
This valuation multiple is a discount to eOne's peak multiple in the public markets in mid-2019 (~11x) and where Hasbro ultimately transacted (14.8x). Given the consolidation wave for content, this multiple could prove conservative.

- Just prior to the announced acquisition by Hasbro, eOne was trading at 9.5x forward EBITDA, which was down from nearly 11x forward EBITDA earlier in 2019.
- Hasbro ultimately paid nearly 15x forward EBITDA for eOne.
- Since the eOne acquisition in 2019, there has been tremendous demand for content and a blistering pace of media consolidation.



ETO LN Equity
Track
Annotate
Zoom
11.00
10.00
9.4876
9.00
8.00
7.00
6.00
EV to BEst EBITDA (Blended 12 Months) 9.4876
Mar
Jun
Sep
Dec
Mar
Jun
2018
2019

Source: Alta Fox, Bloomberg, public filings.

ALTA FOX CAPITAL

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Focus on ROIC Would Improve RemainCo TSR

5 RemainCo is high quality and, in our view, should thrive in an environment that dictates a more stringent focus on ROIC

- We believe WOTC's attractive and increasing free cash flow profile has allowed Hasbro's Board to deviate from capital allocation best practices and recklessly reinvest capital. The Board has increasingly ventured into more speculative investments, culminating in the $4.6B acquisition of eOne for approximately 18x TTM EBITDA.

- Unfortunately, the speculative nature of reinvestments into the RemainCo have not stopped with eOne, as we believe the Board is now pushing WOTC to make AAA video games based on non-WOTC IP such as G.I. Joe and Transformers. Each AAA video game, if spend is as marketed, would cost hundreds of millions of dollars to develop. **We believe the Board continues to recklessly reinvest to drive RemainCo IP sales, rather than driving more sales of core WOTC franchises.**

- **Separating WOTC from the RemainCo would force the Board to take a hard look at where it is deploying its reinvestment dollars and focus on only the best risk/reward opportunities**. We believe this would yield much more attractive returns to RemainCo shareholders and would result in improved performance from the RemainCo Board of Directors.

Source: Alta Fox Estimates

RemainCo is High Quality and also Benefits from a Spin-off

5

RemainCo is high quality and, in our view, should thrive in an environment that dictates a more stringent focus on ROIC

Alta Fox believes Hasbro's Consumer and Entertainment business is a collection of low-risk, durable assets that should generate attractive returns on capital and strong free cash flow. We believe valuing the RemainCo at a Mattel-like 10.0x EBITDA is very conservative given the upside within HAS' portfolio.

- Hasbro RemainCo is a collection of high-quality, durable brands that have been around for decades with high-quality in-house content development capability.
- Within the Hasbro portfolio, there are truly gem IP assets (such as Transformers and Peppa Pig) that would command significant value to a strategic buyer given the ongoing demand for content IP.
    - We believe Peppa Pig and PJ Masks alone are conservatively worth several billion dollars.
- Mattel, Hasbro's closest comp, trades at 10.0x forward EBITDA. We see this as a reasonable proxy for the valuation of RemainCo.
- Hasbro's Board has lacked adherence to basic ROIC principles. Following a spin-off of WOTC, we believe the RemainCo will have to adopt a more stringent focus on ROIC given the more limited pool of cash flow, causing more prudent reinvestment decisions to be taken which should improve the underlying quality of investments made.

RemainCo Target Price Sensitivity Analysis

		RemainCo EBITDA Multiple				
		9.0x	**9.5x**	**10.0x**	**10.5x**	**11.0x**
RemainCo FY24 EBITDA	**$784**	$49.6	$52.4	$55.1	$57.9	$60.7
	$834	$52.8	$55.7	$58.7	$61.6	$64.5
	$884	$56.0	$59.1	$62.2	$65.3	$68.4
	$934	$59.1	$62.4	$65.7	$69.0	$72.3
	$984	$62.3	$65.7	$69.2	$72.7	$76.1

Alta Fox Nominees

Alta Fox Board Nominees

Nominees	Experience
 Matt Calkins	• CEO and founder of Appian (APPN US), a ~$4.0B SaaS company focused on enabling businesses to create their own business process management applications using Appian's software. • Calkins owns 40% of APPN. • Significant boardgame experience and personal passion as a creator[1] of multiple boardgames.
 Jon Finkel	• The "Michael Jordan" of Magic: The Gathering with a large following in the community. • Managing Partner of Landscape Capital Management, a quantitative hedge fund.
 Marcelo Fischer	• Current CFO at IDT (IDT US), a company with a strong track record of value creation and shareholder returns. • Capital allocation expert that has personally led five spin-offs in the last decade with two more in the near-term pipeline.
 Rani Hublou	• Former Chief Marketing officer at 8x8 (EGHT US) and senior executive at a number of enterprise software companies • Current Board member of Tecsys (TCS CN), an enterprise supply chain software company. • Former McKinsey consultant.
 Carolyn Johnson	• Former Board member of Majesco (MJCO US) which returned an 84% annualized total shareholder return during Johnson's tenure on the Board. She proved instrumental in negotiating the ultimate sale price to Thoma Bravo which improved from $13.10 to $16.00 under her watch, a greater than 100% premium to the Majesco's pre-deal trading price. • Former CEO of Annuities and Individual life at Voya Financial (VOYA US).

1. Source: Forbes

Conclusion (1/2)

In our view, Hasbro has made no legitimate arguments as to why _shareholder value_ is greater with WOTC inside the legacy toy conglomerate as opposed to as a standalone entity where the market can appropriately value WOTC. The vast physical distance between WOTC's and Hasbro's HQ is synonymous with our view of the significant disparity in valuation multiples that would be ascribed to each entity on a standalone basis.



	RemainCo	Wizards of the Coast
2019-2021 Rev CAGR	-0.4%[1]	30.0%
2021 EBITDA Margin	14.2%	47.1%
AFC conservative est 2021-2024 Rev CAGR	3.4%	12.8%
AFC FY23 Base Case EBITDA Multiple	10.0x	23.0x
Current Hasbro Stock Price	$97.04	
Market Implied WOTC Multiple		11.8x

Source: Alta Fox, public filings.

Conclusion (2/2)

Alta Fox believes Hasbro should immediately pursue a tax-free spin-off of WOTC which will maximize shareholder value, lead to improvements in capital allocation at both WOTC and the remaining company, and result in 100%+ upside over the next three years.

We believe:

1. WOTC is an exceptionally high-quality business that is significantly undervalued by the market today.

2. WOTC would benefit from being a standalone business with its own informed and incentivized Board of Directors by having more flexibility and support in reinvesting its cash flow into high ROI opportunities.

3. Hasbro shareholders would benefit from a WOTC spin-off, as the market would have to appropriately value WOTC, causing a significant re-rating in the price of Hasbro's stock.

4. Our base case estimates that yield >100% upside in Hasbro to be highly conservative.

ALTA FOX
CAPITAL

Contact Information

Alta Fox Capital Management, LLC

www.altafoxcapital.com

FreeTheWizards@altafoxcapital.com

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